                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For January 17, 2006

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[GRAPHIC OMITTED]

                                   SIGNATURES

      Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

                            MASTELLONE HERMANOS S.A.

Buenos Aires, March 10, 2006.

                                             By: /s/ Rodolfo Gonzalez
                                                 -------------------------------
                                             Name:   Rodolfo Gonzalez
                                             Title:  Chief Financial Officer

TABLE OF CONTENTS

1.   Management Discussion and Analysis of Financial Condition and Results of
     Operations for our fiscal year ended December 31, 2005

2.   English translation of the Audited Consolidated Financial Statements of
     Mastellone Hermanos S.A. and the notes thereto as of and for the Fiscal
     Year ended December 31, 2005, that were filed with the Argentine Comision
     Nacional de Valores

                      MASTELLONE HERMANOS SOCIEDAD ANONIMA
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS FOR
                                FISCAL YEAR 2005

GENERAL

        The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of Mastellone Hermanos
Sociedad Anonima and notes thereto as of and for the year ended December 31,
2005 prepared in accordance with accounting principles generally accepted in the
Republic of Argentina. The following discussion contains certain forward-looking statements, within the meaning of the "safe-harbor" provisions of the Private
Securities Reform Act of 1995, the attainment of which involves various risks and uncertainties. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "expect", "believe",
"estimate", "anticipate", "continue", or similar terms, variations of these terms or the negative of those terms. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results may differ materially from those described in these forward-looking statements due to among other factors, competition in our product markets, dependence on suppliers, our manufacturing experience, and production delays or inefficiencies. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

We are the leader for fresh consumption dairy products in Argentina and one of the two biggest dairy companies in that country. Our main markets are the
Argentine retail market and the export market. We (and our predecessors) have been active in the Argentine domestic market for more than 76 years and have been exporting dairy products (mainly powdered milk) for more than 30 years.
Therefore, we are affected by developments in the Argentine dairy sector as well as developments in the Argentina's economic and financial situation. Also, due to our commercial activities in Brazil, we also are affected by developments in the Brazil's economic and financial condition, although to a lesser extent than in the case of Argentina. Some of the main drivers affecting our economic and financial performance are the following:

    o   Raw milk availability: We are affected by the availability of raw milk.
        We could be affected both in case of shortages, which could lead to the interruption of our export business and a reduction in volumes in the domestic market or a sharp increase in costs if we need to purchase imported raw milk (as has happened in the period from 1991 to 1993), or excesses in raw milk production, which, if it exceeds the exportable powdered milk and cheese production capacity of the Argentine dairy companies could result in oversupply in the domestic market and a sharp decrease in selling prices (as has happened in the period from 1999 to
        2000). The availability of raw milk also affects the price paid to the dairy farmers, and affects our profitability as well.

    o   Selling prices: Purchasing power of the Argentine population affects the price we can obtain for our products. At the same time, actions from the
        Argentine government to keep inflation under control could impact on our ability to pass on higher costs to our customers. International prices, which are entirely out of our control, are subject to fluctuations due to changes in the relationship between supply and demand and ultimately to the global economic conditions.

    o   Financial facilities: We may need to use financial facilities (a) to provide working capital, for example, increase in inventories during spring, when raw milk production reaches its highest point in the year,
        (b) to refinance a portion of our existing debt, or (c) to make capital expenditures. If we are unable to establish these facilities our financial position could be affected and our commercial activities could be impaired.

                                                                               2

    o   Developments in the Argentine economy: We are exposed to the developments in the Argentina's economy, including, but not limited to, inflation and devaluation rates, taxes, and eventually prices controls and related measures, such as additional export duties to encourage domestic supply.

    o   Developments in the Brazilian economy: We are exposed to the developments in the Brazil's economy, principally inflation and devaluation rates as those can affect our prices in Brazil, given the mismatch between revenues (denominated in Brazilian reais) and the import cost of the products sold in Brazil (denominated in U.S.
        dollars).

In this report, "$" and "Ps." refer to the currencies of the United States of
America and Argentina, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005
AND 2004.

        NET SALES. Our net sales can be divided into two principal components:
sales in the Argentine (domestic) market, and export and foreign sales.

        NET SALES - ARGENTINE DOMESTIC MARKET. During the Fiscal Year 2005, our
total sales in the domestic market (including service and other domestic sales)
increased Ps. 295.5 million, or 26.4%, as compared to Fiscal Year 2004, from
Ps.1,117.3 million to Ps. 1,412.8 million. Such increase is primarily the result of (i) an increase of 15.2% in volumes sold, and (ii) a 9.8% year-on-year increase in average prices and product mix. The increase in volumes sold was mainly attributable to the increase in both market share and domestic consumption, while the price increase is due principally to higher selling prices.

        NET SALES - EXPORTS AND FOREIGN SALES. During the Fiscal Year 2005,
exports and foreign sales decreased Ps.81.7 million, or 30.5%, as compared to
Fiscal Year 2004, from Ps.268.1 million to Ps.186.4 million, primarily as a consequence of (i) an increase in foreign sales (that is, those made by our subsidiary Leitesol in the Brazilian market) of Ps.48.0 million, or 62.7% (from
Ps.76.5 million to Ps.124.5 million), and (ii) lower exports to third parties of
Ps.129.7 million, or 67.7% (from Ps.191.6 million to Ps.61.9 million). The increase in foreign sales is primarily attributable to (a) an increase of 27.7%
in volumes of powdered milk exported to our subsidiary Leitesol, and (b) an appreciation of 13.4% of the Brazilian real versus the U.S. dollar, between
December 31, 2004 and December 31, 2005. The decrease in exports to third parties is primarily attributable to a decrease of 34.9% in volumes.

        Given the strong demand of fluid milk for exports and the competition among some dairy companies to increase their share in total raw milk production in Argentina, market price for raw milk increased substantially during the first months of 2005. In fact, according to information from the Argentine Secretariat of Agriculture, the price of raw milk increased 24.5% since December 2004 through August 2005. In order to prevent an eventual additional impact on domestic selling prices, by the end of July, the Argentine Government increased
10% the export duties for powdered milk and butter (from 5% to 15%) and 5% for cheese (from 5% to 10%). Such additional export duties were initially scheduled for a 180 days and have been, at its expiration, extended also for a further 180 days. Following the increase in export duties, raw milk price declined 6.6%, according to information from the Argentine Secretariat of Agriculture,

        COST OF SALES. Cost of sales for Fiscal Year 2005, as compared to Fiscal
Year 2004, increased Ps.140.0 million, or 12.4%, from Ps.1,127.0 million to
Ps.1,267.0 million.

        Our cost of raw milk represented approximately 56.2% and 54.8% of our total cost of sales for the Fiscal Year 2004 and 2005, respectively, posting an increase of Ps.60.9 million, or 9.6%, from Ps.633.4 million to Ps.694.3 million.

                                                                               3

        The increase in our cost of raw milk (included in the amount of cost of sales) was mainly attributable to a decrease of 1.1 % in the total volume produced and sold in 2005, and an increase of 10.8% in the average price we paid for the raw milk purchased in 2005 as compared to our purchases of 2004.

        Other raw material cost increased Ps. 30.0 million, or 14.1%, for the
Fiscal Year 2005 as compared to 2004 (from Ps.213.5 million in 2004 to Ps.243.5 million in 2005), primarily due to the increase in volumes sold.

        During the Fiscal Year 2005, other production costs increased Ps.49.1 million, or 17.5%, as compared to Fiscal Year 2004, from Ps.280.1 million in
2004 to Ps.329.2 million in 2005. Such increase is primarily attributable to:

        o   higher transportation costs of Ps.13.5 million, or 20.2%, from
            Ps.67.1 million to Ps.80.6 million;

        o   an increase in salaries of Ps.16.2 million, or 29.1%, from Ps.55.5 million to Ps.71.7 million;

        o   an increase in energy costs of Ps.6.7 million, or 28.7%, from
            Ps.23.2 million to Ps.29.9 million; and

        o   an increase in maintenance expenses of Ps.2.9 million, or 34.9%, from Ps.8.4 million to Ps.11.3 million.

        Higher transportation costs are primarily due to the increased volumes of our purchases of raw milk. Energy costs increased primarily due to our increase in production and sales and their higher price for industrial uses. The increase in salaries is primarily attributable to a new agreement negotiated with the union which provides for gradual increases of up to approximately 50%
in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase granted by us to non-unionized employees. Higher maintenance costs are primarily attributable to an increase in volumes produced during the year 2005, both sold and those that remained in inventories.

        It should be noted that in spite of the lower volume sold during 2005 when compared with 2004, the volume produced was higher in 2005 because the
Company adopted a strategy of increasing its inventory level to facilitate deliveries. This resulted an increase in inventories of around Ps. 75.7 million

        SELLING EXPENSES. Selling expenses for the Fiscal Year 2005, as compared to Fiscal Year 2004, increased Ps.56.9 million, or 25.8%, from Ps.220.4 million in 2004 to Ps.277.3 million in 2005. Such increase was primarily attributable to

        o   higher transportation costs of Ps.33.9 million, or 33.3%, from
            Ps.101.9 million in 2004 to Ps.135.8 million in 2005;

        o   an increase in advertising expenses of Ps.9.0 million, or 41.9%, from Ps.21.4 million in 2004 to Ps.30.4 million in 2005;

        o   an increase in labor costs of Ps.7.7 million, or 37.4%, from Ps.20.5 million to Ps.28.2 million, and

        o   higher fees associated to the distribution of products, which increased Ps.12.7 million, or 25.4%, from Ps.50.0 million in 2004 to
            62.7 million in 2005;

        The increase in transportation costs and fees related to the distribution of products is primarily due to the increase in volumes sold and higher labor and other costs in the distribution activities. The increase in salaries is primarily attributable to a new agreement negotiated with the union which provides for gradual increases of up to approximately 50% in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase granted by us to non-unionized employees.

                                                                               4

        ADMINISTRATIVE AND OTHER EXPENSES. Administrative and other expenses
(which include the costs associated to the unused production capacity of certain industrial plants) increased Ps.2.2 million, or 3.9%, during Fiscal Year 2005, as compared to Fiscal Year 2004, from Ps.58.0 million to Ps.60.3 million. Such increase is primarily attributable to

        o   an increase in salaries of Ps.5.5 million, or 29.9%, from Ps.18.4 million to Ps.24.0 million;

        o   an increase in taxes of Ps.3.3 million, or 18.1%, from Ps.18.1 million to Ps.21.3 million;

        o   a decrease in unused production capacity of certain industrial plants of Ps. 5.2 million, or 74.4%, from Ps. 7.0 million to Ps. 1.8 million.

        The increase in salaries is principally attributable to (i) the full impact during 2005 of the increases gradually awarded to the administrative personnel, which received lower-than-average increases in their remunerations over the last few years, and (ii) a new agreement negotiated with the union which provides for gradual increases of up to approximately 50% in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase granted by us to non-unionized employees. The increase in taxes is primarily attributable to an increase in the tax on checking accounts, originated in turn by the increase in sales for the period. The decrease in the costs associated to the unused production capacity is related to a higher use of the production capacity primarily attributable to an increase in production volumes.

        OTHER EXPENSES, NET. Net losses from Other Income (Expenses), net, decreased Ps.9.2 million, or 46.9%, during Fiscal Year 2005, as compared with
Fiscal Year 2004, from Ps.19.6 million to Ps.10.4 million. Such improvement is primarily attributable to (i) lower provisions for litigation and expenses of
Ps.6.3 million or 96.9% (from Ps.6.5 million during Fiscal Year 2004 to Ps.0.2 million during Fiscal Year 2005), (ii) a gain of Ps.4.3 million in 2005, from the assignment of the rights over certain brand names to Danone Argentina, and
(iii) an increase of Ps.2.7 million, or 385.7%, in charges to freighters, from
Ps.0.7 million during Fiscal Year 2004 to Ps.3.4 million during 2005). The valuation allowance on the alternative minimum income tax credit (which amounted to Ps.9.1 million and Ps.9.8 million during the fiscal years 2004 and 2005, respectively) is included in this caption.

        INTEREST EXPENSE. Interest expense decreased during Fiscal Year 2005
Ps.64.6 million, or 54.9%, as compared with Fiscal Year 2004, from Ps.117.7 million to Ps.53.1, million, primarily due to the reduction in our debts and lower average interest rates following the restructuring of our debts.

        INTEREST INCOME. Interest income increased Ps.2.7 million, or 112.5%, in
Fiscal Year 2005, as compared to Fiscal Year 2004, from Ps.2.4 million to Ps.5.1 million, primarily due to higher interest rates.

        OTHER HOLDING AND FINANCIAL RESULTS. Losses from other holding and financial results decreased Ps.18.0 million, or 71.4%, during Fiscal Year 2005 as compared with Fiscal Year 2004, from Ps.25.2 million in 2004 to Ps.7.2 million in 2005, primarily due to

        o     lower losses from exchange differences of Ps.14.3 million, or
              81.7%, from a loss of Ps. 17.5 million in Fiscal Year 2004 to a loss of Ps.3.2 million in Fiscal Year 2005, mainly due to the fluctuations in the Argentine Peso / U.S. dollar exchange rate;

        o     an increase of Ps.5.4 million, or 145.9%, in gains from holding results from inventories, from Ps.3.7 million in Fiscal Year 2004 to Ps.9.1 million in Fiscal Year 2005, and

        o     additional charges during 2005 of Ps.1.7 million, or 16.8%, from
              Ps.10.1 million during Fiscal Year 2004 to Ps.11.8 million in
              Fiscal Year 2005, due to the valuation of certain assets and liabilities (mainly our debts) at their net present value, pursuant to the Argentine GAAP.

                                                                               5

        EXTRAORDINARY ITEM. The following table summarizes our extraordinary item for Fiscal Years 2005 and 2004 (amounts in millions of pesos):

                                                        FY05           FY04
     ---------------------------------------------------------------------------
     Net results due to debt restructuring (1)               37.8         411.3
     Adjustment of restructured debt to NPV (2)                           155.9
     Write down of other assets (3)                                       (28.0)
     Impairment of goodwill                                               (29.2)
                                                   -----------------------------
     TOTAL                                                   37.8         510.0
                                                   -----------------------------

        Remarks:

(1):    Reflects the net results of the overall debt restructuring executed during 2004, and certain repurchases and exchanges made during 2005 -
        see Liquidity and Capital Resources. This item includes the impact of the release of accrued and unpaid interest and the payment or repurchase of debt at a discount, net of the associated fees and expenses.

(2):    Under Argentine GAAP, the restructured debt are accounted for at the net present value of the cash flows associated thereto, calculated using an appropriate interest rate, which was defined in our case as 12% p.a.

(3):    Reflected the reduction in the carrying value of certain pledged assets which, under the conditions of certain restructuring, were to be sold at a lower price

LIQUIDITY AND CAPITAL RESOURCES

OUR DEBT RESTRUCTURING

GENERAL

        As a result of the financial crisis in Argentina along with the reduction in volumes sold and the reduction in operating income in the last quarter of 2005 due to a significant decrease in the production in Argentina of our principal raw material (raw milk) and the resulting substantial increase in its price, among other reasons, we announced on March 1, 2002 the suspension of principal and interest payments on substantially all of our debts. In 2002 and
2003, we met with our creditors a number of times to discuss the restructuring of our unsecured debts.

UNSECURED DEBT

        In 2004, we launched an offer to exchange and/or purchase our 11.75%
Senior Notes due 2008 and our originally unsecured bank debt. On October 22,
2004, we accepted tenders of $217.9 million principal amount of our 11.75%
Senior Notes due 2008 and $104.0 million principal amount of our originally unsecured bank debt, which represented approximately 97.8% of our originally unsecured debts. In exchange we paid $51 million in cash to purchase $85.0 million of existing debt and issued $157.19 million of 8% Senior Notes due 2012 and approximately $79.7 million of Collateralized Floating Rate Debt. We have a limited option to capitalize interest accrued on the 8% Senior Notes due 2012 during 2005 and 2006, up to a maximum amount of $10.0 million. We have not used this option, and do not expect to use it in the future. The 8% Senior Notes due
2012 will mature on June 30, 2012. The following table shows the amortization schedule of the Collateralized Floating Rate Debt.

        ------------------------------------------------------------------
                    PAYMENT DATE                   % OF PRINCIPAL AMOUNT
        ------------------------------------------------------------------
        December 31, 2007                                    5
        June 30, 2008                                        5
        December 31, 2008                                    5
        June 30, 2009                                        5
        December 31, 2009                                   10
        June 30, 2010                                       10
        December 31, 2010                                   20
        June 30, 2011                                       20
        December 31, 2011                                   20
        ------------------------------------------------------------------

                                                                               6

        As agreed during the restructuring negotiations, we offered to the holders of our 8% Senior Notes due 2012 to exchange them for new SEC-registered
8% Senior Notes due 2012, with the same terms and conditions.

        Holders of approximately $ 7.1 million principal amount of our 11,75%
Senior Notes due 2008 did not participate in the aforementioned restructuring.
As at December 31 2005, such amount was reduced to $0.4 million, after the repurchase of approximately $1.3 million and the exchange of approximately $5.4 million for the new Series C of 8% Senior Notes due 2012, substantially with the same economic conditions as the 8% Senior Notes due 2012 originally issued during the restructuring.

        In February 2005, we negotiated a reduction of $14.1 million in the principal amount of our Collateralized Floating Rate Debt due to Compagnie
Gervais Danone, and the balance of $15.0 million was refinanced by a new loan, maturing on December 31, 2013, and bearing an interest rate of 8.0% per year.
The terms of the new loan were negotiated to be as similar as possible to the conditions of the 8% Senior Notes due 2012. In addition, in December 2005, we paid $2.3 million in principal amount of our 8% Senior Notes due 2012.

SECURED DEBT

        We also conducted separate negotiations with our secured creditors, which held about 5% of our total debt as of September 30, 2003. On June 3, 2004, we reached an agreement with Calyon, as successor of Credit Lyonnais, and
Eksport Kredit Fonden (the Danish export credit agency) to restructure the secured debt owed to them amounting to approximately $9.85 million. That debt was secured by a pledge of a cheese plant. This agreement provided for a reduction of interest rates and for the payment of principal in semi-annual installments, the last of which will be due on March 30, 2010. In December 2005, we paid $4.37 million, being the balance reduced to $5.48 million. The original pledge remains as collateral for the restructured debt. We also restructured certain secured debt owed to Rabobank Curacao N.V. and COFACE, which were fully paid in the first quarter of 2005.

CONSEQUENCES OF THE RESTRUCTURING

        After (i) the restructuring of our debt, (ii) the reduction in the debt owed to Compagnie Gervais Danone, (iii) the repurchase of $1.3 million principal amount of our original notes, (iv) the prepayment of our secured debt owed to
Rabobank Curacao N.V. and COFACE in a total amount of approximately $2.0 million, and (v) the agreement with the holders of 11.75% Senior Notes due 2008 in a principal amount of $5.39 million,

    o   We have achieved a reduction of our outstanding indebtedness by approximately $102 million;

    o   Our creditors have waived approximately $112.0 million of accrued and unpaid interest;

    o   We extended the average life of our indebtedness, which prior to the restructuring was in default and subject to immediate acceleration, to
        6.25 years as of December 31, 2005; and

    o   Due to the reduction in total debt and the lower average interest rate, we reduced our interest expenses from approximately $46.6 million per year, to approximately $18.0 million per year.

        Additionally, following the restructuring of our debt, we improved our ability to obtain new financial facilities that were unavailable to us prior to the successful completion of our restructuring negotiations due to the uncertainties associated with the results of such negotiations. We believe that available credit facilities for working capital purposes will be enough to cover our financing needs. Our access to new facilities from Argentine banks have been limited after the restructuring of our debt, due to, among other reasons, certain regulations from the Argentine Central Bank pursuant to which potential borrowers are classified in different risk categories, and the requirement that the commercial banks create reserves depending on their exposure to the lowest rated clients. We believe that these restrictions will gradually ease for us over the next years.

                                                                               7

RESTRUCTURED DEBT - COVENANTS.

        The agreements covering our 8% Senior Notes due 2012 and our New
Collateralized Floating Rate Debt contain a number of restrictive covenants that will, among other things, limit our ability and the ability of certain of our subsidiaries;

    o   to incur indebtedness;

    o   to make restricted payments;

    o   to create or permit liens on our property or assets or those of our
        Restricted Subsidiaries unless our 8% Senior Notes due 2012 and our New
        Collateralized Floating Rate Debt are equally and ratably secured;

    o   to sell assets; and

    o   to make capital expenditures.

        Our 8% Senior Notes due 2012 and our New Collateralized Floating Rate
Debt also contain cross-acceleration provisions which will make the occurrence of any acceleration of our debt, or that of any of our Restricted Subsidiaries, in excess of $10 million an event of default under our 8% Senior Notes due 2012 and our New Collateralized Floating Rate Debt, subject to certain exceptions.

        Our 8% Senior Notes due 2012 also contain a mandatory redemption provision pursuant to which if, for any 12-month period commencing on January 1,
2005 or on any subsequent January 1 there is any "excess cash" (as defined in the indenture with the terms and conditions of the 8% Senior Notes due 2012)
then upon at least 30-day notice to the Trustee we will be required on June 30,
2006 and on each subsequent June 30 to apply 100% of such excess (i) to redeem
8% Senior Notes due 2012 in an amount similar to the amount of the capitalized interest, if any, and (2) to apply 75% of any excess cash after such payments to redeem our 8% Senior Notes due 2012, in both cases at par value. We have no excess cash in 2005 and, accordingly, no payment will be made in 2006.

SOURCES AND USES OF FUNDS - GENERAL

        We expect that our principal source of liquidity will be the cash flow from our own operations. Our principal uses of cash are expected to be debt service requirements , including scheduled debt service and mandatory prepayments, working capital needs and capital expenditures. We do not expect to access in the next few years the capital markets to a significant degree.

        Our cash flows are affected by a number of factors, including the following:

    o   Our expenses are directly influenced by the availability of raw milk in
        Argentina, as oversupply or shortages of raw milk could affect both volumes and profitability, as well as, from the seasonal point of view, the additional inventories due to the increase in raw milk production in our spring and summer. Our expenses are also affected by higher volume of sales as it brings a commensurate increase in costs.

    o   Our cash receipts are affected by the price at which we sell our products, which is, in turn, influenced by the purchasing power of the
        Argentine population and the fluctuations in international prices. Our cash inflows are also affected by our outstanding accounts receivable.
        Although we do not foresee significant changes in our payment or collection terms, we realize that we are exposed to adverse consequences due to the current extension of the credit terms of our customers.
        However, we believe that we are able to keep such risk under control, given our bargaining power due to our leading market position.

    o   Our cash flows generally may also be affected by changes in the
        Argentine and Brazilian economies, including inflation, devaluation and possible price controls.

                                                                               8

        These factors may cause us to need additional funds for working capital purposes. We believe that any working capital needs could be covered by specific short-term loans, including pre-export financing.

        We have an agreement with Crecera Finance Company LLC, a financial institution based in San Francisco, California, which provides a committed pre-export facility of $5 million, valid until December 2006, and believe that further facilities would be available from local banks and other financial institutions. The Company has not drawn against such credit facility through
December 31, 2005.

SOURCES AND USES OF FUNDS - FISCAL YEARS 2005 AND 2004.

-------------------------------------------------------------------------------------------------------------
                                                                                         FISCAL      FISCAL
                                 CASH FLOW STATEMENT                                      YEAR        YEAR
                                (IN MILLIONS OF PESOS)                                    2005        2004
-------------------------------------------------------------------------------------------------------------

 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss before extraordinary items                                                        (71.0)     (184.3)
 Net interest expense and other financial results                                            52.8       117.2
 Provision for income tax                                                                     0.0         0.3
 Depreciation and amortization expenses, and consumption of supplies                        103.6       107.5
 Other non-cash items                                                                        41.7        55.9
                                                                                       ----------------------
 NET CASH PROVIDED BY ORDINARY OPERATING ACTIVITIES BEFORE WORKING CAPITAL NEEDS            127.1        96.6
 Net change in working capital and other                                                    (41.7)       47.8
                                                                                       ----------------------
 NET CASH PROVIDED BY ORDINARY OPERATING ACTIVITIES                                          85.4       144.4
 NET CASH USED IN EXTRAORDINARY ITEMS                                                        (2.8)      (16.2)
                                                                                       ----------------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                                                   82.6       128.2
                                                                                       ----------------------

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property, plant and equipment                                                  (30.5)      (25.7)
 Purchase of plantations in progress                                                         (5.1)       (2.4)

 Proceeds from sale of property, plant and equipment and other assets                         3.7         5.7
 Acquisition of other investments                                                            (1.1)       (0.7)
 Proceeds from sale of government's bonds                                                     1.7         1.3
                                                                                       ----------------------
 NET CASH USED IN INVESTING ACTIVITIES                                                      (31.3)      (21.8)
                                                                                       ----------------------

 CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash contributions from shareholders                                                        42.4           0
 Additional borrowings                                                                                    9.0
 Payments of principal                                                                      (34.2)     (173.6)
 Payments of interests                                                                      (54.3)      (23.0)
 Net decrease in other liabilities                                                           (0.6)       (1.2)
                                                                                       ----------------------
 NET CASH USED IN FINANCING ACTIVITIES                                                      (46.7)     (188.8)
                                                                                       ----------------------

 INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                             4.6       (82.4)
 CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                              76.2       158.6
                                                                                       ----------------------
 CASH AND CASH EQUIVALENTS AT END OF YEAR                                                    80.8        76.2
-------------------------------------------------------------------------------------------------------------

        Cash flow from operating activities during Fiscal Year 2005 amounted to
Ps.82.6 million, Ps.45.6 million less than during Fiscal Year 2004. Such reduction is primarily attributable to our working capital needs, which were only partially compensated by better economic results. Cash from operating activities can be split in three components:

    o   Cash generated from the ordinary operating activities, before working capital needs, which amounted to Ps.96.6 million and Ps. 127.1 million during Fiscal Years 2004 and 2005, respectively, an improvement of
        Ps.30.5 million, or 32.0% reflecting better economic results

                                                                               9

        obtained during Fiscal Year 2005, as evidenced by a combined decrease of
        Ps.23.9 million in our operating losses and the loss originated in Other
        Expenses, net.

    o   Cash generated from, or applied to, changes in operating accounts, which represented a cash inflow of Ps.47.8 million and a cash outflow of
        Ps.41.7 million in Fiscal Years 2004 and 2005, respectively. Such change in operating accounts resulted principally from an increase in our inventories, which were in a low level by the end of 2004, and our higher activity level.

    o   Cash used in extraordinary activities, which amounted to Ps.16.2 million and Ps.2.8 million during Fiscal Years 2004 and 2005, respectively.

        Cash used in investing activities during Fiscal Year 2005, amounted to
Ps.31.3 million, Ps.9.5 million more than in the same period of the previous year, primarily due to an increase in capital expenditures.

        Cash used in financing activities amounted to Ps.46.7 million during
Fiscal Year 2005, which compares with Ps. 188.8 million used during Fiscal Year
2004. The decrease is primarily due to the combined effect of (i) a decrease in payments of principal and interest of Ps.108.0 million during Fiscal Year 2005 as compared with Fiscal Year 2004 (from Ps.196.5 million to Ps. 88.5 million), and (ii) cash capital contributions of Ps.42.4 million, received from our shareholders during 2005. Payments of principal and interest during Fiscal Year
2004 included the payments associated with the execution of the restructuring of our debt.

        As a consequence of the aforementioned changes, during Fiscal Year 2005 our cash balance increased Ps.4.6 million, from Ps.76.2 million as of December
31, 2004 to Ps.80.8 million as of December 31, 2005.

DEBT SERVICE

        As of December 31, 2005, our indebtedness consisted of the following:

     ---------------------------------------------------------------------------
                    TYPE OF DEBT                       NPV             FACE
     ---------------------------------------------------------------------------
     Senior Notes due 2008                                   0.3           0.3
     Secured debt due 2010                                   5.5           5.5
     Collateralized Floating Rate Debt due 2011             38.9          50.6
     8% Senior Notes due 2012                              134.9         160.3
     8% Debt due 2013                                       12.2          15.0
     Other                                                   2.2           2.2
                                                    ----------------------------
     Total - principal                                     194.0         234.0
     Accrued interest                                        0.4           0.4
                                                    ----------------------------
     Total debt as at December 31, 2005                    194.4         234.3

     Balances as at December 31, 2004                      215.8         264.6
     ---------------------------------------------------------------------------

        These amounts are expressed in millions of U.S. dollars, as practically all of our debt is U.S. dollar denominated.

        The net present value of our debt has been calculated, when so required by the Argentine GAAP, applying an interest rate of 12% p.a.

NON-FINANCIAL DEBT

        As of December 31, 2005, we had operational debt obligations (which include account payables, obligations to pay taxes, salaries and social security payments including obligations to

                                                                              10

federal, provincial or municipal tax or social security authorities and other liabilities) equivalent to Ps.285.7 million, out of which Ps.237.8 are due within a year. We plan to meet our operational debt obligations out of our operating cash flow.

CAPITAL EXPENDITURES

        Capital expenditures for Fiscal Year 2005 (including plantations in progress), amounted to Ps.35.6 million, Ps.7.6 million more than during Fiscal
Year 2004.

        Given the substantial increase in raw milk production experienced in
Argentina since 2004, its expected further increase over the next few years, the high prices for dairy products in the international markets, as well as the commercial opportunities available to us in the international markets, we are planning to enlarge our powdered milk production capacity as well as increase our reception capacity for raw milk. The details of this investment remain currently under review (including both technical and cost aspects), however, we believe that its cost will be no less than $20 million, to be disbursed mostly in 2006 through the first semester of 2008. We recently began to evaluate a new project to increase our own generation of electricity for our main industrial plants, due to a potential shortage of energy in Argentina over the next few years. Excluding these projects, our future capital expenditures will be limited to maintenance items, that is, those necessary to maintain the productive capacity of our plants. We estimate that the amount required for this purpose in
2006 will be slightly below $9.0 million. We also estimate that such capital expenditures could increase gradually over the following years. We expect to finance our capital expenditures through cash generated from operations and, therefore, our ability to make these expenditures is dependent on, among other things, our ability to generate sufficient funds internally.

                            MASTELLONE HERMANOS S.A.

                                  ANNUAL REPORT
                                FISCAL YEAR 2005

TO OUR SHAREHOLDERS:

We hereby submit the Annual Report, the Executive Summary and the financial statements for the fiscal year ended on December 31, 2005, including its notes and schedules, as well as the consolidated financial statements, their notes and schedule showing segment information together with the Statutory Auditors'
Committee.

1. MACROECONOMIC ASPECTS

Throughout 2005, the Argentine economy continued to show the positive trend of
2003 and 2004, with a new GDP growth of around 9%. 1998 figures have already been surpassed. In 1998 the economy showed the maximum level of GDP before the beginning of the recession in 1999. As stated before, this proves both that
Argentina's economic structure is sound and that the international scenario is unusually positive for the country - with low interest rates and high prices for major exportable products. For 2006, there is already a statistics momentum placing GDP growth at a floor of nearly 5%. In our sector, these facts have translated into a new increase of domestic demand and higher costs, which we have not been able to pass on to domestic market sales prices in all cases.

Side by side with these positive aspects, other issues of concern still prevail, including:

      o   Increase in inflation rate: the consumer price index increased by
          12.3% in 2005 -more than double the rate for 2004.

      o   The tax system continues showing aspects which should be improved, with the existence of highly distorting taxes. In our case, taxes on debits and credits in checking accounts, and minimum presumed income tax (two of the most clearly distorting taxes) amounted to approximately $ 26.7 million, or some US$ 8.8 million, 1.7% on sales, or 2 cents of a peso per liter of milk processed.

      o   The lack of recognition of the adjustment for inflation on income tax, coupled with a higher inflation rate, is another issue to reckon with.
          The immediate consequence of the current situation is a substantial and random growth of the real tax rate. This is especially harmful for companies like ours, which have trusted the country to undertake investments leading toward adequate service of the current domestic demand, while it benefits other companies which have taken the opposite course of action. Although for the time being we have not faced financial effects due to those factors, it is highly likely that in the future we will have to pay taxes on fictitious income.

      o   Power availability at appropriate costs is an additional concern. The need to substitute natural gas by liquid fuels once again resulted in higher costs during fiscal year 2005.

      o   The financial system continues to show certain weaknesses at the time of supporting significant growth projects undertaken by the private sector.

                                       F-1

2. ASPECTS OF OUR INDUSTRY

2.1. INTERNATIONAL SCENARIO

According to the Department of Agriculture of the United states ("USDA"), in
2005 total milk production in major milk producing countries and/or those with a higher share of international trade grew by 2.4%, mostly driven by the evolution in Chinese production, which has grown cumulative by over 20% annually over 4 consecutive years. Excluding China and Argentina, the other countries show an estimated growth of 1.0% for 2004 (below the 1.3% increase projected for the past year for the same group of countries) and 1.4% for 2005.

Argentine production continued to consolidate and, after the fluctuations of recent years, it is expected to match its highest record - that of 1999, when total production reached 10,329 liters - by 2006.

                    COW MILK PRODUCTION - SELECTED COUNTRIES
                             (IN THOUSANDS OF TONS)

                                  2001      2002       2003       2004       (P) 2005    (F) 2006
--------------------------------------------------------------------------------------------------

  European Union                 130,069    131,040    131,847    130,812     131,750     132,250
  USA                             74,994     77,140     77,290     77,477      80,150      82,250
  India                           36,400     36,200     36,500     37,500      38,500      39,450
  China                           10,255     12,998     17,463     22,606      28,000      33,800
  Russia                          33,000     33,500     33,000     32,000      31,200      32,000
  Brazil                          22,300     22,635     22,860     23,317      24,025      24,680
  New Zealand                     13,162     13,925     14,346     15,000      14,400      14,100
  Ukraine                         13,169     13,860     13,400     13,787      13,800      13,800
  Australia                       10,864     11,608     10,636     10,377      10,428      10,750
  Argentina                        9,475      8,529      7,951      9,169       9,728      10,300
  Mexico                           9,501      9,560      9,784      9,874      10,063      10,285
  Japan                            8,300      8,385      8,400      8,329       8,255       8,210
  Canada                           8,106      7,964      7,734      7,885       7,800       7,750
  Romania                          5,188      5,150      5,400      5,723       5,500       5,700
 SELECTED COUNTRIES TOTAL        384,783    392,494    396,611    403,856     413,599     425,325
                                ------------------------------------------------------------------
 PERCENT VARIATION                   0.8%       2.0%       1.0%       1.8%        2.4%        2.8%
                                ------------------------------------------------------------------

 ARGENTINA                         9,475      8,529      7,951      9,169       9,728      10,300

 PERCENT VARIATION                  (3,5%)    (10,0%)     (6,8%)     15.3%        6.1%        5.9%
 CHINA                            10,255     12,998     17,463     22,606      28,000      33,800
 PERCENT VARIATION                   7.9%      26.7%      34.4%      29.5%       23.9%       20.7%
 REST OF THE WORLD               365,053    370,967    371,197    372,081     375,871     381,225
 PERCENT VARIATION                   0.7%       1.6%       0.1%       0.2%        1.0%        1.4%

Notes:

      o   Source: USDA, except for Argentina (in this case, based on data from the Argentine Dairy Industry Center - CIL)

      o   (p): Preliminary

      o   (f): Projected

                                       F-2

Based on the information above, there has been a change in the trend of the previous decade, which is confirmed in the table below, showing average annual growth - in millions of liters per year - for each country over the 2005 / 2006 period.

                                                             % VARIATION OVER
           COUNTRY         VARIATION         % ON TOTAL            2004
  China                            5,597              52.1%             24.8%
  USA                              2,387              22.2%              3.1%
  India                              975               9.1%              2.6%
  European Union                     719               6.7%              0.5%
  Brazil                             682               6.3%              2.9%
  Argentina                          566               5.3%              6.2%
  Mexico                             206               1.9%              2.1%
  Australia                          187               1.7%              1.8%
  Ukraine                              7               0.1%              0.0%
  Russia                               0               0.0%              0.0%
  Romania                            (12)             (0.1%)            (0.2%)
  Japan                              (60)             (0.6%)            (0.7%)
  Canada                             (68)             (0.6%)            (0.9%)
  New Zealand                       (450)             (4.2%)            (3.0%)
                       -------------------------------------
 TOTAL                            10,735             100.0%
                       =====================================

Notes:
Variation:                 it indicates the average annual milk production
                           increase or decrease per country for years 2005 and
                           2006

% on total:                it indicates each country's share of variation over
                           total variation

% variation over 2004:     it indicates the percentage each country's increase
                           or decrease represents vis-a-vis its own production
                           during 2004

Noteworthy are the size of the Chinese and US shares of total expected growth in world milk production (more than 74%), the stagnation of the European Union, the drop in production in Oceania, and the relative dynamism of Brazil and
Argentina. Also evident is that the milk supply reaching international markets has grown very little, since a substantial part of the production increase is in non-exporting countries, such as China, India, and Mexico, where the expected production increase is very likely to result in higher domestic consumption.

International prices remained on an upward curve over most of 2005. Only as from
September did they slow down to some degree. The chart below shows the evolution of international prices (annual averages according to the USDA) over the period
1999 - 2005, for whole powdered milk, our major export product:

                                       F-3

           INTERNACIONAL PRICES - WHOLE POWDERED MILK - ANNUAL AVERAGE

                                [GRAPHIC OMITTED]

The international prices of traded milk products are expected to remain close to current levels, with a remarkable growth in particular when compared to those of
2002. We believe this is attributable, on the one hand, to the scarce growth of dairy products supply in international markets and, on the other hand, to the firm demand resulting from the good performance of the major economies and strong oil prices, on account of the fact that oil exporting countries represent close to 50% of all world imports of dairy products.

2.2. DOMESTIC SCENARIO

2.2.1. MARKET EVOLUTION - MILK AVAILABILITY

The negative trend in Argentine milk production between 1999 and 2003 changed substantially since the middle of that year, and consolidated with subsequent increases in 2004 and 2005. This improvement was based on the recognition of a price to the farmer which would ensure profitability comparable to that derived from alternative uses of land -- in particular, soy-bean production. The dairy industry raised the prices paid to the farmers mostly to the detriment of its profitability margins in the domestic market. The chart below shows the evolution of milk production in Argentina:

                                       F-4

                MILK PRODUCTION IN ARGENTINA (MILLIONS OF LITERS)

                                [GRAPHIC OMITTED]

Source:

      o   C.I.L.

Internal consumption increased when compared with the depressed level of year
2003, now reaching some 200 liters per person per year, as indicated in the chart below, although still it is approximately 10% lower when compared with the average level for the period 1994 - 2001:

                     CONSUMPTION PER CAPITA- LITERS PER YEAR

                                [GRAPHIC OMITTED]

Source:

      o   C.I.L.

A significant export level was maintained, standing almost the same as in the previous year, since the increase in production was more than absorbed by higher domestic demand. Argentina is consolidating as a significant and steady player in international markets.

                                       F-5

                          EXPORTS - MILLIONS OF LITERS

                                [GRAPHIC OMITTED]

Source:

      o   C.I.L.

2.2.2. PROFITABILITY MARGINS

      a)  Domestic market

The profitability margins of our industry in the domestic market already showed some deterioration at the close of fiscal year 2004 due to the combined effect of (i) substantial cost increases, and (ii) the difficulty in passing on such increases to sales prices, given certain pressures to either avoid them or delay them, and the population's limited purchasing power. This situation worsened during fiscal year 2005. Despite the price increases of the period, higher costs, especially in raw milk, labor and power, surpassed them. In the particular case of raw milk, it is worth mentioning the excessive attempts by some companies in the sector - including a number of new players - to increase their share of raw milk procurement, which generated a disproportionate increase of market prices.

Higher inflationary indices in 2005, coupled with official measures aimed at curbing said indices by means of agreements by industry areas, are an additional factor to take into consideration.

      b)  Exports

The profitability of exports was also affected by governmental decisions to increase export duties and suspend export tax refunds, a response to higher raw milk prices triggered by higher demand, both domestically and internationally, and the actions by some companies which sought to increase their share of raw milk procurement. We acknowledge the government's objective of preventing disproportionate price increases which would finally impact inflationary indices. However, the truth is that this has a substantially negative effect on the opportunity the sector had to leverage favorable international market circumstances.

                                       F-6

2.2.3. OUTLOOK FOR 2006

2006 will pose significant challenges for dairy companies. On the one hand, we start from a situation of reduced profitability margins, which will affect our income and cash flow generation. On the other hand, the growing inflation rate is likely to increase cost pressures, which in turn will result in higher costs, while it will be difficult to pass them on to sales prices.

As stated in previous annual reports, we shall continue to work based on our policies of maximizing activity toward higher milk procurement levels (to achieve maximum dilution of fixed costs), curbing costs across the whole organization and, to the extent possible, protecting our profitability margins, which are unlikely to endure any additional blows.

3. THE COMPANY

3.1. RAW MILK PROCUREMENT

Following the trend experienced since mid 2003, our raw milk procurement increased by 9.3% in 2005 as compared to the previous fiscal year, up from 1,500 million liters in 2004 to 1,640 million liters in 2005, close to 17% of
Argentina's overall production. This trend arises from the policy applied since
2002 of encouraging purchases of our basic raw material after the crisis of 2001 and 2002.

We believe this trend will continue through 2006, although probably at lower growth percentages. As we stated earlier, it is highly likely that the milk production peak of 1999 - some 10.3 billion liters - is reached once again in
2006. Our decision is to maximize procurement levels and increase our share of overall milk production in order to leverage the opportunities granted by the current international market conditions, and increasing our share of the domestic market.

We have maintained our traditional policy regarding raw milk quality.

3.2. COMMERCIAL ASPECTS

3.2.1. DOMESTIC MARKET

      A.  OVERALL SITUATION

According to preliminary statistics from the Dairy Industry Center, overall domestic consumption grew by 6.1% in 2005 when compared to 2004. Our sales in the domestic market, measured in terms of milk equivalents (i.e., the amount of milk necessary to process all products sold) grew by 15.2%, which is an evidence of a significant increase in our market shares, continuing on a previous trend, since this has been the case in 6 of the past 8 years. This leaves us strategically better positioned for the future and will undoubtedly result in substantial improvements of our economic results due to the higher dilution of fixed costs. Specifically, in 2005 we reached the highest level of overall sales to the domestic market, stated in terms of liters of milk equivalents.

                                       F-7

As already indicated, despite the higher demand, profitability margins showed a weak trend over the year, as a result of the cost increase of a series of basic inputs, such as milk, power and labor, which for different reasons could not be passed on to prices.

The presence of small processing companies with low tax compliance continued
creating market distortions. The high tax pressure on the sector - close to one third of the price paid by the end consumer of our products originates in the taxes levied on our sector - evidently results in significant damage to the market.

Our commercial brands, La Serenisima in particular - which throughout the years has consistently ranked among the most recognized brands in the country - are among our most valuable commercial assets. According to market research studies, in the specific case of La Serenisima, we have proudly reached the number one position among all Argentine brands and ranked higher than widely recognized international brands from around the world. Likewise, the high recognition it enjoyed in the Brazilian marketplace was maintained.

Milk drying services were provided to other companies, thus leveraging the existing capacity in our milk powdered plants and yielding attractive revenue.

We continued to sell olive oil processed by our subsidiary Promas S.A. marketed under the Proliva and Granja Iris brands. These will continue to grow in upcoming years, as Promas S.A.'s plantations mature.

      b.  OUTLOOK

We expect additional improvements in sales volumes throughout 2006. As regards profitability margins, we will seek to preserve them to the extent possible, or improve them by strict cost curbing efforts.

3.2.2. FOREIGN MARKET

Our sales in the foreign market shrank mainly due to the growth in domestic market sales and, to a lesser extent, because of increased inventories levels.
Prices obtained from those transactions were affected by higher export duties and the suspension of tax incentives refunds decided by the government throughout the year. Higher costs also had a negative impact on our profitability margins, especially in the case of raw milk. It has not been possible to offset the above by higher international prices or the increase of the peso / dollar parity that took place over the last months of 2005. As a result, the contribution of exports on cash flow generated by those transactions was significantly - and negatively - affected.

Partially offsetting the issues mentioned, our subsidiary Leitesol Industria e
Comercio S.A. significantly improved its results and cash flow generation due to the appreciation of the Brazilian real and the company's consolidation in the
Brazilian retail market.

3.3. INDUSTRIAL ACTIVITIES

We continued our measures aimed at curbing and minimizing operating industrial costs. Likewise, higher operational levels triggered more demanding requirements for the industrial area. Such requirements were met at high efficiency levels and within reasonable costs.

                                       F-8

3.4. CAPITAL EXPENDITURE

3.4.1. STRATEGIC INVESTMENTS

All major strategic investments have been related to the expansion of the milk drying capacity. In that regard, the construction of a new plant is planned, requiring some US$20 million (somewhat higher than estimated initially) for a drying capacity of about 1.2 million liters per day, both for milk and whey. We expect to complete this investment by 2008.

3.4.2. MAINTENANCE CAPITAL EXPENDITURE

We continued restricting our capital expenditure to the maintenance of existing production facilities. The objective is to maintain the production capacity of currently available equipment in order to continue operating at current cost levels. Among these investments we should note the reinforcement of the General
Rodriguez plant utilities by way of the purchase and installation of a new boiler.

Uncertainty regarding power availability in the future led us to evaluate the installation of power generators in our major processing plants.

3.5. HUMAN RESOURCES - COMPENSATION POLICIES

We continued our policy of sizing our headcount in accordance with the Company's specific operating needs. As it is customary, we also conducted training activities aimed at improving the performance of our personnel.
Compensation for the Company's management team, as well as that of the subsidiaries, is established in accordance with market levels.

We have successfully implemented the Code of Ethics mentioned in our previous
Annual Report across the organization.

3.6. ORGANIZATIONAL ASPECTS

The decision-making process is based on the following criteria:

      o   Division of functions following sound organizational criteria

      o   To the extent possible, standardizing the activities to be performed in the different processes

      o   Their operating implementation through procedures that prioritize adequate quality and control criteria

      o   Availability of plenty of data processed in adequate security conditions by the Company's IT systems

There are additional control procedures and mechanisms oriented toward optimizing results and providing information to senior decision-makers. Finally, on-going controls and reviews are performed by the Company's internal audit team.

                                       F-9

3.7. FINANCIAL ASPECTS

3.7.1. EVENTS OCCURRED IN FEBRUARY 2005:

As indicated in our previous Annual Report, in February 2005 the following events took place:

      a)  Capital contributions

Capital contributions were received in an amount of (i) US$ 14.7 million in cash, and (ii) $ 5.3 million in shares of Logistica La Serenisima equivalent to
5% of its capital stock.

      b)  Debt reduction

The existing debt with Compagnie Gervais Danone, in the amount of US$ 29.1 million, which is included in the restructured debt, was reduced by US$ 14.1 million and its maturity was extended to December 31, 2013 (while previously it was due in installments from 2007 to 2011).

      c)  Assignment of Trademarks

It was agreed with Danone Argentina S.A. to assign or license certain trademarks, for a total price of U$ 2.0 million.

3.7.2. 2005 OBJECTIVES

Upon completing the financial debt restructuring process in 2004, in 2005 we worked in consideration of two basic objectives: (i) reducing financial debt and
(ii) solving the situation with financial creditors which did not participate in the restructuring process mentioned.

Relative to both objectives, the following can be said:

      o   In 2005, the company's financial debt was reduced by US$ 26.5 million, roughly 10% of the pre-existing debt. In this sense, not only was the debt with Compagnie Gervais Danone released, as mentioned above, but several voluntary pre-payments were made over the fiscal year.
          Although this is the actual debt reduction figure, the Company's financial statements show a smaller reduction. This event is exclusively due to an accounting factor, namely the reduction in the adjustment to the present net value of the restructured debt, which is gradually reduced over time.

      o   The amount owed to creditors existing prior to the restructuring which were not involved in such process was US$ 7,091,000 as of the end of
          2004. The situation was resolved in 2005 by means of pre-payments or new debt swaps with the holders of 95% of said amount. A debt in the amount of US$ 351,000 with creditors we have not been able to reach is still pending.

3.7.3. CAPITALIZATION STRUCTURE

We deem it convenient to show our consolidated capitalization structure, stated
in dollars, since most of our debt is stated in that currency. We can thus isolate any distortions that might arise from exchange rate variations. The chart below shows our capitalization structure at fiscal year-end 2004 and 2005
(expressed in thousands of US$):

                                      F-10

              Capitalization               2004           2005      Variation            %
 ---------------------------------------------------------------------------------------------

  Short term financial debt                 9,341          2,419       (6,922)        (74.1%)
  Long term financial debt                206,423        191,959      (14,464)         (7.0%)
                                       -------------------------------------------------------
  Total financial debt                    215,764        194,378      (21,386)         (9.9%)
  Net Worth                               229,310        230,046          736           0.3%
                                       -------------------------------------------------------
  Total capitalization                    445,074        424,424      (20,650)         (4.6%)
  % debt / equity                            48.5%          45.8%

  Cash and cash equivalents                25,589         26,641        1,053           4.1%

3.7.4. MATURITY DEBT PROFILE

The chart below shows the maturity profile of our most significant financial debt (all of our Senior Notes, the floating rate debt, the debt with Compagnie
Gervais Danone) and the secured debt:

                MATURITY DEBT PROFILE - PRINCIPAL - MILLIONS US$

                                [GRAPHIC OMITTED]

We believe that, based on previously reported data regarding our capitalization structure and the maturity debt profile shown in this chart, it is evident that our financial position is strong, which allows us to face future challenges with confidence.

4.ECONOMIC RESULTS FOR THE FISCAL YEAR

The evolution of the Company's consolidated results is summarized in the charts below (amounts are stated in thousands of pesos):

                    COMPARED CONSOLIDATED RESULTS 2004 / 2005

    ------------------------------------------------------------------------
                 CONCEPT              2004            2005       DIFFERENCE
    ------------------------------------------------------------------------

    Net Sales                       1,385,390       1,599,203       213,813
    Operating Result                  (20,085)         (5,335)       14,750
    % on Net Sales                       (1.4%)          (0.3%)         1.1%

    Ordinary Net Result              (184,266)        (71,053)      113,213
    % on Net Sales                      (13.3%)          (4.4%)         8.9%
    ------------------------------------------------------------------------

                                      F-11

                    SIGNIFICANT CHANGES IN FINANCIAL POSITION

    ------------------------------------------------------------------------
                 CONCEPT              2004            2005       DIFFERENCE
    ------------------------------------------------------------------------

    Total Current Assets              390,402         459,702        69,300
    Total Non-Current Assets        1,201,704       1,128,592       (73,112)
    Total Assets                    1,592,106       1,588,294        (3,812)

    Total Current Liabilities         224,742         249,521        24,779
    Total Non-Current Liabilities     684,248         641,272       (42,976)
    Total Liabilities                 908,990         890,793       (18,197)

    Minority Shareholding                   1               1             0

    Shareholders' equity              683,115         697,500        14,385
    ------------------------------------------------------------------------

6. OUTLOOK

We believe that fiscal year 2006 will present a number of challenges within an overall positive context from the standpoint of demand, despite difficulties regarding profitability margins. In such a scenario, we shall continue undertaking efforts to make the most effective use of available resources and protect our profitability margins, which have been negatively affected by several years of adverse developments.

Buenos Aires, March 9, 2006.

                                                          THE BOARD OF DIRECTORS

                                      F-12

                                                        Deloitte & Co. S.R.L.
                                                        Florida 234 5(degree)
                                                        Capital Federal
                                                        C1005AAF
                                                        Argentina
DELOITTE.
                                                        Tel: 54 (11) 4320-2700 /
                                                        4326-4046
                                                        Fax: 54 (11) 4325-8081
                                                        www.deloitte.com.ar

                                AUDITORS' REPORT

To the Board of Directors of
MASTELLONE HERMANOS SOCIEDAD ANONIMA
Encarnacion Ezcurra 365 - 2(degree) floor - Suite 310
Buenos Aires

1.    IDENTIFICATION OF FINANCIAL STATEMENTS SUBJECTED TO OUR AUDIT

We have audited the consolidated balance sheets of Mastellone Hermanos Sociedad
Anonima and its consolidated subsidiaries (the "Company" - subsidiaries detailed in Note 3 a) to the consolidated financial statements) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders'
equity and cash flows together with their Notes 1 to 14 for the years then ended.

The financial statements referred to above were prepared and issued by the
Company's Management and Board of Directors, acting in accordance with their exclusive functions. Our responsibility is to issue a report based on the audit carried out pursuant to the scope of work outlined in section 2.

2.    SCOPE OF OUR WORK

Our audit was carried out in accordance with the auditing standards generally accepted in the Republic of Argentina, as approved by the Professional Council in Economic Sciences of the City of Buenos Aires. Those standards require that auditors plan and perform the audit for developing an opinion on the reasonableness of the material information included in the financial statements, taken as a whole, and whether such financial statements are prepared in accordance with accounting principles generally accepted in the Republic of
Argentina. An audit includes examining on a sample basis, the evidences that support the information included in the financial statements but does not purport to detect fraud or intentional irregularities. Moreover, an audit includes assessing the accounting principles used and, in applying those principles, the reasonableness of material estimates made by the Company's
Management and Board of Directors.

3.    ADDITIONAL PARAGRAPHS

Note 1 to the consolidated financial statements discloses that, on October 22,
2004, the Board of Directors authorized the execution of contracts covering the restructuring of unsecured debt that was initiated by the Company in 2002 after such restructuring was accepted by creditors representing approximately 97.8% of total unsecured debt.

Deloitte & Co. S.R.L. - Registro de Soc. Com.           A member firm of
C.P.C.E.C.A.B.A. -  T(degree) 1 Folio 3                 DELOITTE TOUCHE TOHMATSU

                                      F-13

Furthermore, on various dates, the Company entered into several agreements to restructure secured debt and to purchase or renegotiate a portion of the debt that was not restructured in October 2004. A summary of the accepted proposals, the portion of debt that was not restructured and the accounting effects of the abovementioned restructuring are also discussed in Note 1 to the consolidated financial statements.

4.    OPINION

In our opinion, the consolidated financial statements as of December 31, 2005 and 2004 referred to in section 1., together with their Notes 1 to 14, taken as a whole, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, the results of their operations, the changes in shareholders' equity and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the Republic of Argentina (jurisdiction of the City of
Buenos Aires).

5.    SPECIAL INFORMATION REQUIRED BY LEGAL REGULATIONS IN FORCE
      (year ended December 31, 2005)

      a)  The financial statements referred to in section 1. are presented in accordance with General Resolution N(degree) 434/03 of the National
          Securities Commission and are recorded in the registered book
          Inventario y Balances.

      b)  As required by clause 6 of General Resolution N(degree) 402/02 of the
          National Securities Commission we report that, in our view, accounting systems maintain the same security and integrity conditions as those existing at the time when they were authorized by the Corporate
          Inspection Department (prior to the Company's entering to the public offering regime).

      c)  As a part of our audit, the scope of which is described in section 2., we have reviewed the consolidated Informative Summary shown in F-4 to
          F-6, prepared by the Company's Management and Board of Directors and
          required by the National Securities Commission, on which, in what is subject of our competence, we have no observations to present, except in what concerns to the lack of comparability in:

          o   the consolidated summarized financial position and in the
              consolidated summarized statement of operations (points 2. and 3.
              of the consolidated Informative Summary) between the information as of December 31, 2002 through 2005 and that corresponding to
              December 31, 2001, because the latter has not been restated to give retroactive effect to the new accounting standards
              (Resolution N(degree) 434/03 of the National Securities
              Commission).

          o   the consolidated summarized financial position and in the
              consolidated summarized statement of operations (points 2. and 3.
              of the consolidated Informative Summary) between the information as of December 31, 2003 through 2005 and that corresponding to
              December 31, 2001 and 2002, because the latter has not been restated to give retroactive effect to the new accounting
              standards (Resolution N(degree) 459/04 of the National Securities
              Commission).

      d)  We report, as required by General Resolution N(degree) 400/02, we report the following percentages corresponding to fees billed by our firm:

                                      F-14

          o   ratio of total fees related to the audit and review of financial statements and other auditing services rendered to Mastellone
              Hermanos Sociedad Anonima to the total amount billed to the
              Company for all professional services, including auditing
              services: 77.22%;

          o   ratio of total fees for the audit and review of financial
              statements and other auditing services rendered to Mastellone
              Hermanos Sociedad Anonima to the total auditing services billed to the Company and to its subsidiaries: 88.86%;

          o   ratio of total fees for the audit and review of financial
              statements and other auditing services rendered to Mastellone
              Hermanos Sociedad Anonima to the total amount billed to the
              Company and to its subsidiaries for all professional services, including auditing services: 67.55%.

      e)  As per the above mentioned accounting records, the accrued liability under the Social Security National Regime as of December 31, 2005, for
          pension contributions and withholdings to personnel, amounted to thousands of $2,977, and was not yet due at that date.

Buenos Aires, Argentina.
March 9, 2006

          HUGO ALBERTO LUPPI (PARTNER)
           Contador Publico (U.B.A.)
  C.P.C.E.C.A.B.A. T(degree) 56 - F(degree) 96

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein
(association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte,"
"Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names.
Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

                                      F-15

                      MASTELLONE HERMANOS SOCIEDAD ANONIMA

                        CONSOLIDATED INFORMATIVE SUMMARY
                             AS OF DECEMBER 31, 2005
                             (in thousands of pesos)

1.    BRIEF COMMENT ON THE COMPANY'S ACTIVITIES

      Sales increased in 2005 by 15.4% compared to 2004, mainly due to increased sales in the domestic market offset by lower export sales. We consider this indication as highly positive, since, after the Company's efforts to increase its activity level, it shows the success achieving that goal.
      However, the Company's margins deteriorated as a result of significant increases in costs experienced in the past quarters, especially labor, raw milk and energy costs, which add to prior delays in recognizing cost increases.

      Export business was developed in a mixed scenario with positive and negative sides. We had strong demand in the international market and prices, beyond certain short term fluctuations, stayed at sustained levels. However, higher raw milk cost, increase in export duties and suspension in the recognition of tax refunds on export sales, significantly reduced the margins. The volume of export sales decreased because of the lower exportable stocks due to the strong demand in the domestic market.

      Finally, we would like to point out the improvement achieved with respect to the Company's financial position in 2005. While scheduled repayments of principal for 2005 amounted to just approximately US$1.5 million, we were able to reduce our financial debt in about US$26 million.

2.    SUMMARIZED CONSOLIDATED FINANCIAL POSITION

                                          2005          2004          2003         2002          2001
                                    --------------------------------------------------------------------
                                                             (in thousand pesos)

      Current assets                      459,702       390,402       520,716      457,407       537,693
      Non-current assets                1,128,592     1,201,704     1,342,484    1,604,227     1,507,012
                                    --------------------------------------------------------------------
          TOTAL                         1,588,294     1,592,106     1,863,200    2,061,634     2,044,705
                                    --------------------------------------------------------------------

      Current liabilities                 249,521       224,742       724,595      585,092       495,053
      Non-current liabilities             641,272       684,248       776,827      927,364       697,168
                                    --------------------------------------------------------------------
                                          890,793       908,990     1,501,422    1,512,456     1,192,221
      Minority participation in
        subsidiary companies                    1             1         4,358        6,113         6,508
      Shareholders' equity                697,500       683,115       357,420      543,065       845,976
                                    --------------------------------------------------------------------
          TOTAL                         1,588,294     1,592,106     1,863,200    2,061,634     2,044,705
                                    ====================================================================

      Amounts corresponding to December 31, 2002 through 2005 have been prepared on the basis of the new accounting standards (Resolution N(degree) 434/03 of the National Securities Commission).

                                      F-16

      Amounts corresponding to December 31, 2003 through 2005 have been prepared on the basis of the new accounting standards (Resolution N(degree) 459/04 of the National Securities Commission).

3.    SUMMARIZED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    2005          2004        2003          2002         2001
                                               -----------------------------------------------------------------
                                                                      (in thousand pesos)

Operational ordinary results - loss                 (5,335)      (20,085)    (43,518)       (4,127)     (10,969)
Financial and holding results                      (55,250)     (140,467)   (118,398)      (17,689)    (104,122)
Other income and expenses, net                     (10,425)      (23,436)    (23,824)      (22,048)      (4,300)
Participation in results of affiliated
  companies (clause 33 - Law N(degree) 19,550)                                              (1,116)         804
                                               -----------------------------------------------------------------
       SUBTOTAL - LOSS                             (71,010)     (183,988)   (185,740)      (44,980)    (118,587)
Income tax                                             (42)         (279)        181
Minority interest in subsidiary companies               (1)            1         (86)          250          359
                                               -----------------------------------------------------------------
   ORDINARY RESULT - LOSS                          (71,053)     (184,266)   (185,645)      (44,730)    (118,228)
                                               -----------------------------------------------------------------
Extraordinary item                                  37,793       509,961                  (257,632)
Income tax                                                                                    (369)
Minority interest in subsidiary companies                                                     (180)
                                               -----------------------------------------------------------------
   EXTRAORDINARY RESULTS - INCOME (LOSS)            37,793       509,961                  (258,181)
                                               -----------------------------------------------------------------
   NET (LOSS) INCOME FOR THE YEAR                  (33,260)      325,695    (185,645)     (302,911)    (118,228)
                                               -----------------------------------------------------------------

      Amounts corresponding to December 31, 2002 through 2005 have been prepared on the basis of the new accounting standards (Resolution N(degree) 434/03 of the National Securities Commission).

      Amounts corresponding to December 31, 2003 through 2005 have been prepared on the basis of the new accounting standards (Resolution N(degree) 459/04 of the National Securities Commission).

4.    PRODUCTION AND SALES VOLUME

                                                              ACCUMULATED SALES
                                          2005          2004          2003         2002          2001
                                    ---------------------------------------------------------------------
                                                        (in thousand liters of milk)

      Domestic market                   1,188,457     1,032,089       930,084    1,029,772     1,105,645
      Foreign market                      170,753       341,729       138,933      230,893       222,610
                                    ---------------------------------------------------------------------
          TOTAL                         1,359,210     1,373,818     1,069,017    1,260,665     1,328,255
                                    ---------------------------------------------------------------------

      The production volumes are similar to sales volumes due to the perishable nature of marketed products.

                                      F-17

5.    RATIOS

                                       2005          2004          2003           2002         2001
                                    -----------------------------------------------------------------

      Current assets to current
       liabilities                     1.84          1.74          0.72           0.78         1.09
      Shareholders' equity to
       total liabilities               0.78          0.75          0.24           0.36         0.71
      Non-current assets to total
       assets                          0.71          0.75          0.72           0.78         0.74
      Ordinary (loss) to
       shareholders' equity           (0.10)        (0.52)        (0.34)         (0.05)       (0.12)
      Extraordinary income (loss)
       to shareholders' equity         0.05          1.43                        (0.31)
      Net income (loss) to
       shareholders' equity           (0.05)         0.91         (0.34)         (0.36)       (0.12)

6.    OUTLOOK

      We continue to foresee a positive trend in the demand of our products and in the availability of higher volumes of raw milk. We also consider that margins will constitute the key challenge for the Company, in light of the reality of their disturbing deterioration. Future performance will depend essentially on our way of defending our cash generation margins, through the control of expenses as well as through reflecting in our sales prices the higher costs we will incur in the future.

Buenos Aires, March 9, 2006

                                      F-18

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(in thousands of Argentine pesos)

                                                                                 2005              2004
                                                                           ----------------   ---------------

       ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                          80,777            76,229
  Trade accounts receivable, net (Note 4 a)                                         139,771           141,035
  Other receivables, net (Notes 4 b and 7)                                           24,415            39,504
  Inventories (Note 4 c)                                                            213,797           133,634
  Other current assets (Note 4 d)                                                       942
                                                                           ----------------   ---------------
       TOTAL CURRENT ASSETS                                                         459,702           390,402

NON-CURRENT ASSETS
  Other receivables, net (Note 4 b)                                                  41,630            37,961
  Deferred income tax (Note 4 e)                                                         47                 5
  Investments                                                                        11,886             8,257
  Spare parts and supplies (Note 4 f)                                                27,031            25,723
  Property, plant and equipment, net (Notes 4 g and 7)                              974,236         1,046,110
  Plantations in progress (Note 4 h)                                                 59,207            58,509
  Intangible assets, net (Note 4 i)                                                     112               149
  Other non-current assets (Notes 4 d and 7)                                         14,443            24,990
                                                                           ----------------   ---------------
       TOTAL NON-CURRENT ASSETS                                                   1,128,592         1,201,704
                                                                           ----------------   ---------------
       TOTAL                                                                      1,588,294         1,592,106
                                                                           ================   ===============

       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable (Notes 4 j and 7)                                                190,011           154,569
  Loans (Notes 4 k and 7)                                                             7,335            27,828
  Taxes, accrual for tax relief and other (Note 4 l and 7)                           22,171            17,828
  Accrued salaries, wages, payroll taxes and others (Note 4 m)                       25,629            19,483
  Accrued litigation and other expenses (Note 4 n)                                    4,375             5,034
       TOTAL CURRENT LIABILITIES                                                    249,521           224,742
                                                                           ----------------   ---------------

NON-CURRENT LIABILITIES
  Accounts payable (Notes 4 j and 7)                                                 14,262            20,220
  Loans (Notes 4 k and 7)                                                           582,021           614,934
  Taxes and accrual for tax relief (Notes 4 l, 7 and 8)                              32,815            36,202
  Accrued salaries, wages, payroll taxes and others (Note 4 m)                          764             1,125
  Accrued litigation and other expenses (Note 4 n)                                   11,410            11,767
                                                                           ----------------   ---------------
       TOTAL NON-CURRENT LIABILITIES                                                641,272           684,248
                                                                           ----------------   ---------------
       TOTAL LIABILITIES                                                            890,793           908,990
MINORITY INTEREST                                                                         1                 1
SHAREHOLDERS' EQUITY                                                                697,500           683,115
                                                                           ----------------   ---------------
       TOTAL                                                                      1,588,294         1,592,106
                                                                           ----------------   ---------------

   The accompanying Notes are an integral part of these consolidated financial statements.

                                      F-19

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(in thousands of Argentine pesos)

                                                                                 2005              2004
                                                                           ----------------   ---------------

Net sales (Note 4 o)                                                              1,599,203         1,385,390
Cost of sales (Note 4 p)                                                         (1,267,011)       (1,127,035)
                                                                           ----------------   ---------------
    GROSS INCOME                                                                    332,192           258,355

Expenses:
  Selling (Note 4 q)                                                               (277,271)         (220,418)
  General and administrative (Note 4 q)                                             (58,426)          (50,944)
  Other (Note 4 q)                                                                   (1,830)           (7,078)
                                                                           ----------------   ---------------
    OPERATING LOSS                                                                   (5,335)          (20,085)

Other expenses, net  (Note 4 r)                                                     (10,425)          (19,578)
Amortization of goodwill                                                                               (3,858)
Interest expense                                                                    (53,116)         (117,656)
Interest income                                                                       5,066             2,353
Holding results and other financial results (including charges due to
  adjustments to present value)                                                      (7,200)          (25,164)
                                                                           ----------------   ---------------
LOSS BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY ITEM                    (71,010)         (183,988)

Income tax (Note 4 s)                                                                   (42)             (279)
Minority interest                                                                        (1)                1
                                                                           ----------------   ---------------
      NET LOSS BEFORE EXTRAORDINARY ITEM                                            (71,053)         (184,266)
                                                                           ----------------   ---------------
Extraordinary item - Income (Note 4 t)                                               37,793           509,961
Income tax (Note 4 u)
                                                                           ----------------   ---------------
      EXTRAORDINARY INCOME                                                           37,793           509,961

                                                                           ----------------   ---------------
      NET (LOSS) INCOME FOR THE YEAR                                                (33,260)          325,695
                                                                           ================   ===============

EARNINGS PER COMMON SHARE
       Loss before extraordinary income                                               (0.15)            (0.45)
       Extraordinary income                                                            0.08              1.24
                                                                           ----------------   ---------------
       TOTAL                                                                          (0.07)             0.79
                                                                           ================   ===============

   The accompanying Notes are an integral part of these consolidated financial statements.

                                      F-20

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004
(in thousands of Argentine pesos)

                                                                                  2005                                        2004
                                             ------------------------------------------------------------------------------  -------
                                                                                                       Retained
                                                           Shareholders' contributions                 earnings    Total      Total
                                             -------------------------------------------------------- -----------
                                                      Adjustment  Additional  Irrevocable
                                              Common  to common    paid-in      capital               Accumulated
                                              stock     stock      capital   contributions   Total       losses

BALANCE AT BEGINNING OF YEAR                 409,902    490,763     44,090          366      945,121     (262,006)  683,115  357,420

  Irrevocable capital contributions
   accepted by the Board of Directors on
   February 8, 2005 (Note 6):
    Shares in other company                                                       5,305        5,305                  5,305
    Cash                                                                         42,392       42,392                 42,392

  Resolution of General Ordinary and
   Extraordinary Shareholders' Meeting held
   on March 31, 2005 (Note 6):
    Absorption of accumulated losses                   (217,550)   (44,090)        (366)    (262,006)     262,006
    Adjustment to irrevocable capital
     contributions - shares in other company                                        (52)         (52)                  (52)
    Capitalization of irrevocable capital
     contributions - shares in other company   5,253                             (5,253)
    Capitalization of irrevocable capital
     contributions - cash                     42,392                            (42,392)

Net (loss) income for the year                                                                            (33,260)  (33,260) 325,695

                                             ------------------------------------------------------------------------------  -------
BALANCE AT END OF YEAR                       457,547    273,213                              730,760      (33,260)  697,500  683,115
                                             ==============================================================================  =======

   The accompanying Notes are an integral part of these consolidated financial statements.

                                      F-21

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(in thousands of Argentine pesos)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS                                   2005              2004
                                                                           ----------------   ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss before extraordinary item                                                  (71,053)         (184,266)
Adjustments to reconcile net loss before extraordinary item to net cash provided by operating activities:
  Interest expense                                                                   53,116           117,656
  Interest income                                                                      (593)             (542)
  Provision for income tax                                                               42               279
  Depreciation of property, plant and equipment                                      98,500           103,261
  Consumption of supplies                                                             4,689
  Amortization of intangible assets                                                      37                82
  Amortization of other investments                                                     353               336
  Amortization of goodwill                                                                              3,858
  Provision for doubtful accounts, sale rebates, other assets, litigation
    and contingencies                                                                17,328            20,519
  Financial and holding results, net                                                 23,763            35,604
  Loss on sale and retirements of assets                                                625             2,132
  Change in minority interest                                                                          (2,399)
  Payments of interest                                                                   (9)              (64)
  Collection of interest                                                                311               188
                                                                           ----------------   ---------------
SUBTOTAL                                                                            127,109            96,644
Net change in working capital and other components (Note 3 c) 18)                   (41,744)           47,770
                                                                           ----------------   ---------------
NET CASH PROVIDED BY ORDINARY OPERATING ACTIVITIES                                   85,365           144,414
                                                                           ----------------   ---------------
Extraordinary item - Income                                                          37,793           509,961
Adjustments to reconcile extraordinary item - income to net cash used in extraordinary item:
  Net gain on renegotiation of debt                                                 (40,629)         (588,546)
  Debt restructuring fees, expenses and commissions                                                     5,118
  Valuation allowance for goodwill                                                                     29,218
  Valuation allowance for other assets                                                                 28,020
                                                                           ----------------   ---------------
NET CASH USED IN EXTRAORDINARY ITEM                                                  (2,836)          (16,229)
                                                                           ----------------   ---------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                            82,529           128,185
                                                                           ----------------   ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                                         (30,511)          (25,694)
  Purchase of plantations in progress                                                (5,129)           (2,380)
  Proceeds from sale of property, plant and equipment and other assets                3,669             5,647
  Acquisition of other investments                                                   (1,073)             (663)
  Proceeds from sale of government's bonds                                            1,751             1,282
                                                                           ----------------   ---------------
NET CASH USED IN INVESTING ACTIVITIES                                               (31,293)          (21,808)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash contributions from shareholders                                               42,392
  Additional borrowings                                                                                 8,965
  Payments of principal                                                             (34,190)         (173,561)
  Payments of interests                                                             (54,284)          (22,924)
  Net decrease in other liabilities                                                    (606)           (1,239)
                                                                           ----------------   ---------------
NET CASH USED IN FINANCING ACTIVITIES                                               (46,688)         (188,759)
                                                                           ----------------   ---------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                      4,548           (82,382)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                       76,229           158,611
                                                                           ----------------   ---------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                             80,777            76,229
                                                                           ================   ===============

   The accompanying Notes are an integral part of these consolidated financial statements.

                                      F-22

MASTELLONE HERMANOS SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Argentine pesos)

NOTE 1 -FINANCIAL DEBT RESTRUCTURING

a)    Unsecured Debt

      The Company presented on September 16, 2004 to certain of its creditors the final proposal for the restructuring of its unsecured debts consisting of Senior Notes due 2008 and bank debt. The proposal allowed the creditors to choose between the two alternatives described below.

      The creditors had up to October 19, 2004 to accept the terms of the restructuring, and creditors representing approximately 97.8% of total unsecured debt accepted.

      The Board of Directors authorized the execution of the contracts covering the restructuring on October 22, 2004.

      The options under the restructuring plan were the following:

          a.  Cash Tender Offer: The Company offered the repurchase of the unsecured debts up to US$ 85 million at a price equal to 60% of the principal amount, excluding additional payments for interest accrued and unpaid on the debt, subject to prorating and
              reallocation if outstanding debts of interested creditors exceeded the maximum cash tender offer amount. The total debt repurchased amounted to US$85,015,118.65.

          b.  Exchange Offer: The Company offered to exchange the existing unsecured debt for new debts under the following conditions:

              o   For each US$1,000 principal amount of existing Senior Notes due 2008, US$1,000 principal amount of (a) a New Senior Note due 2012 - Series A (listed in the Buenos Aires Stock
                  Exchange), or (b) a New Collateralized Floating Rate Debt
                  (U.S. Dollar-denominated); and

              o   For each item of our existing bank debt, a principal amount of
                  (a) a U.S. Dollar-denominated New Senior Note due 2012 -
                  Series B (unlisted) equal or equivalent to the principal
                  amount of such item of existing bank debt, or (b) a New
                  Collateralized Floating Rate Debt denominated in the currency of such item of existing bank debt.

              No additional payment was made on interest accrued and unpaid on the existing debt under the Exchange Offer.

              Following the closing of the foregoing restructuring, the Company issued New Senior Notes due 2012 (consisting of Series A and
              Series

                                      F-23

              B) for a total principal amount of US$157,190,000, and New
              Collateralized Floating Rate Debt for the equivalent of
              approximately US$79,725,000.

          c.  New Senior Notes: The New Senior Notes due 2012 consist of two series, Series A (listed in the Buenos Aires Stock Exchange), and
              Series B (unlisted). They accrue interest at a rate of 8% per annum, payable in cash, semi-annually (every June 30 and December
              31), in arrears.

          d.  Certain Specific Conditions of the New Senior Notes: The terms of the New Senior Notes due 2012 are as follows:

              I.    Limited right to capitalize interest: On any interest
                    payment date prior to 2007, a portion of the interest
                    payment due and payable on such date could be paid through the issuance of the additional New Senior Notes due 2012 in an aggregate principal amount not to exceed US$10 million.

              II.   Mandatory redemption from excess cash flow: On each June 30, commencing with June 30, 2006, the Company shall (a) apply the excess cash from the preceding year to redeem at par the
                    New Senior Notes due 2012 in an amount up to the principal amount of the New Senior Notes due 2012 issued to pay a
                    portion of interest accrued on such New Senior Notes due
                    2012 pursuant to paragraph I above, and (b) provided that
                    the excess cash flow for the preceding year exceeds by at
                    least US$1 million or its equivalent the amount applied on such redemption date pursuant to the preceding clause (a), apply to redeem ratably and at par a principal amount of the
                    New Senior Notes due 2012 equal to 75% of (x) such excess
                    cash for such preceding year minus (y) the amount so applied pursuant to the preceding clause (a).

                    "Excess cash" is defined as EBITDA for a given fiscal year adjusted for certain item as defined in the relevant
                    agreements. In no case the pro forma cash balance after
                    these mandatory repayments could be lower than US$10 million or 1.5% of net sales, whichever is higher (see also
                    paragraph f) of this Note).

              III.  Registration Rights: The Company offered to the holders of the New Senior Notes due 2012 the exchange for new notes
                    (Registered New Senior Notes due 2012), substantially with the same conditions, registered with the United States of
                    America Securities and Exchange Commission ("SEC"). Such
                    registration became effective on May 24, 2005. According to the terms agreed with the noteholders, the exchange of the
                    New Senior Notes due 2012 for the Registered New Senior
                    Notes due 2012 was completed on June 8, 2005 as described
                    below:

                                      F-24

                                             Amount -
                     Series              Thousands of US$       SEC registered
                   ------------------------------------------------------------
                       A-1                         11,146            No
                       A-2                        142,874            Yes
                       B-2                          3,170            Yes
                                            -------------
                                                  157,190
                                            =============

          e.  Floating Rate Debt: The principal on the New Collateralized
              Floating Rate Debt is payable as follows:

                                                         % OF THE ORIGINAL
                   PRINCIPAL PAYMENT DATE                PRINCIPAL AMOUNT
                   -------------------------------------------------------
                     December 31, 2007                           5
                     June 30, 2008                               5
                     December 31, 2008                           5
                     June 30, 2009                               5
                     December 31, 2009                          10
                     June 30, 2010                              10
                     December 31, 2010                          20
                     June 30, 2011                              20
                     December 31, 2011                          20

              The New Collateralized Floating Rate Debt accrues interest on a floating rate basis at an interest rate determined by reference to
              LIBOR applicable to U.S. dollar or Euro deposits, for successive periods, the first of which commenced on July 31, 2004, plus 2.5%, provided, however that such rate of interest shall not exceed 5%
              per annum. Interests are payable in cash and in arrears on
              December 31 or on June 30 every year.

              Each item of the New Collateralized Floating Rate Debt is
              denominated in the currency of the existing debt exchanged for such item. This debt is a senior debt.

          f.  Certain terms and conditions applicable to both the New
              Collateralized Senior Notes due 2012 and the New Collateralized
              Floating Rate Debt:

              I.    Collateral: Both types of debt are secured on a first
                    priority basis by two pledges given to the collateral agent by the shareholders of Mastellone Hermanos Sociedad Anonima, of a number of shares equal to 49% of the Company's capital stock and voting rights multiplied by a fraction, the
                    numerator of which is the aggregate principal amount of the
                    New Senior Notes due 2012 (or of the New Collateralized
                    Floating Rate Debt, depending on the case), and the
                    denominator of which is such aggregate principal amount of the New Senior Notes due 2012 plus the aggregate principal amount of the New Collateralized Floating Rate Debt.

                                      F-25

              II.   Subsidiary Guarantee: The subsidiaries Leitesol Industria e
                    Comercio Ltda., Mastellone San Luis S.A. and Promas S.A.
                    guarantee the New Senior Notes due 2012 and the New
                    Collateralized Floating Rate Debt.

              III.  Additional Amounts: The Company is obligated to pay such additional amounts as may be necessary so that the amount
                    received by holders of the New Senior Notes due 2012 after tax-related withholdings or deductions in relation to the
                    New Senior Notes due 2012, will not be less than the amount that holders of the New Senior Notes due 2012 would have
                    received in the absence of the withholding or deduction. If an item of the New Collateralized Floating Rate Debt is
                    transferred to a holder that is subject to a higher
                    withholding tax than the tax that is applicable to the
                    transferor, the Company shall only pay the withholding tax applicable to the transferor on the date of the transfer.

              IV.   Optional redemptions or voluntary repayments: (a) The
                    Company may redeem the New Senior Notes due 2012, in whole or part, at any time or from time to time, at par plus
                    interest accrued to the redemption date on the amount
                    redeemed; (b) subject to certain conditions, the Company may repurchase New Senior Notes due 2012 in the open market, or by a tender or through direct transactions, at any price;
                    (c) additionally, subject to compliance with the Indenture, the Company may repay the New Collateralized Floating Rate
                    Debt in whole or in part, at any time, at par plus interest accrued to the repayment date on the amount repaid, inasmuch as such prepayment is funded by means of new financial
                    facilities, with comparable or better financial costs and
                    payment terms.

              V.    Certain covenants: The Company has issued the New Senior
                    Notes due 2012 under an Indenture and the New Collateralized
                    Floating Rate Debt under a loan agreement. The Company is
                    bound under both agreements by certain covenants, including reporting requirements, and limitations affecting the
                    Company's ability and the restricted subsidiaries' ability to: borrow money, pay dividends on stock, redeem stock or
                    redeem subordinated debt, make investments, sell capital
                    stock of subsidiaries, guarantee other indebtedness, enter into agreements that restrict dividends or other
                    distributions from restricted subsidiaries, enter into
                    transactions with unrestricted subsidiaries and affiliates outside the ordinary course of business, create or assume
                    liens, engage in mergers or consolidations, and enter into a sale of all or substantially all of the Company's assets,
                    and prepay the New Collateralized Floating Rate Debt (a
                    covenant applicable only to the New Senior Notes due 2012).

                                      F-26

              VI.   Other Penalties: There are several clauses relating to
                    change of control and other events of default, which will
                    permit acceleration of the payment of the principal of and accrued interest on the New Senior Notes due 2012 and the
                    New Collateralized Floating Rate Debt. Moreover, under
                    certain circumstances, the Company shall repay both debts
                    with the proceeds from the sale of assets.

              VII.  Governing Law: The governing law for the Indenture covering the New Senior Notes due 2012 and the loan agreements
                    covering the New Collateralized Floating Rate Debt and
                    subsidiary guarantee is the law of the State of New York
                    (United States). The Argentine Law applies for the pledge of shares as collateral of the New Senior Notes due 2012 and
                    the New Collateralized Floating Rate Debt.

          g.  Public Offering and Listing of the New Senior Notes Due 2012:

              The Argentine National Securities Commission (Comision Nacional de
              Valores or CNV) approved the issuance of the New Senior Notes due
              2012 into the Public Offering Regime through its Resolution
              N(degree) 14,925 dated October 7, 2004, with the New Senior Notes due 2012 - Series A authorized for listing in the Buenos Aires
              Stock Exchange starting on October 14, 2004 (see also paragraph c)
              1. of this Note 1).

b)    Secured Debt

      The Company separately negotiated with creditors holding secured debts representing about 5% of the total existing debt as of September 30, 2003.

          o   The Company reached an agreement on November 7, 2003 to
              restructure the debt with Rabobank Curacao N.V. that was secured by the main powdered milk plant and the assets in the plant. The restructuring agreement provided for a reduction of interest rates and for the repayment of principal in quarterly installments. The restructured debt was paid in full in March 2005.

          o   The Company agreed on April 6, 2004 with COFACE to restructure its debt that was secured by a pledge over tanks used to transport milk. This agreement provided for a reduction of interest rates and for the repayment of principal in semiannual installments. The restructured debt was paid in full in March 2005.

          o   The Company agreed to refinance its secured loan with CALYON
              (successor of Credit Lyonnais S.A. - France). The proceeds from the original loan were used to finance the acquisition of a cheese plant, which was never placed in operations. Such plant was pledged as collateral for the debt. On June 4, 2004 the Company's
              Board of Directors approved the refinancing agreement consisting in releasing the

                                      F-27

              Company from the payment of interest accrued through June 3, 2004 and the repayment of the entire outstanding principal of
              US$9,852,998 in increasing semi-annual installments, with the first payment due on March 30, 2006 and the final payment due on
              March 30, 2010, bearing interest at LIBOR plus 2.5%, with a cap of
              5% annually. CALYON, on December 20, 2005, accepted payment for a portion of the loan with face value US$ 4,375,000, at 80% of face value. As of December 31, 2005 the outstanding principal amounts to US$ 5,477,998 (US$ 9,852,998 as of December 31, 2004).

c)    The effects of the restructuring of the unsecured debt pursuant to the terms described in the paragraphs above were as follows:

      1.  Senior Notes due 2008 (issued on March 31, 1998):

                                                              AMOUNT - THOUSANDS
            BALANCES AND EFFECTS OF THE RESTRUCTURING              OF  US$

           Total amount issued                                       225,000
           Less - portion settled in a cash tender offer             (63,832)
           Less - portion exchanged for:
               New Senior Notes due 2012 - Series A                 (154,020)
               New Collateralized Floating Rate Debt                     (57)
                                                                  ------------
           AMOUNT NOT RESTRUCTURED                                     7,091
                                                                  ============

          In addition, bank debt amounting to thousands of US$3,170 was exchanged for New Senior Notes due 2012 - Series B. Consequently, the
          New Senior Notes due 2012 - Series A and B amount to thousands of
          US$157,190.

          The Company purchased, in year 2005, Senior Notes due 2008 with principal amount totaling thousands of US$ 1,350, from holders that did not participate in the restructuring agreed in October 2004. The
          Company recognized gains on such debt purchases in extraordinary item.

          Furthermore, on June 23, 2005 the Company agreed with the holders of the Senior Notes due 2008 (which did not participate in the renegotiation agreed in October 2004) the restructuring of Senior
          Notes due 2008 with face value of thousands of US$ 5,390. This agreement stipulates the exchange of the above mentioned Senior Notes due 2008 for New Senior Notes due 2012 - Series C, essentially under the same conditions as the New Senior Notes due 2012 issued in October
          2004, including the right to collect interest accrued starting from
          July 31, 2004. The exchange of the Senior Notes due 2008 for the New
          Senior Notes due 2012 - Series C was approved by the CNV on September
          7, 2005. The Company recognized gain of 7,031 as a result of the waiver of unpaid accrued interests.

          As of December 31, 2005, the remaining face value of the Senior Notes due 2008 after taking into account the foregoing amounted to thousands of US$351.

                                      F-28

      2.  Existing Unsecured Bank Debts:

                                                              AMOUNT - THOUSANDS
            BALANCES AND EFFECTS OF THE RESTRUCTURING               OF US$
          ----------------------------------------------------------------------
           Existing bank debt                                        104,021
           Less - portion settled in a cash tender offer             (21,183)
           Less - portion exchanged for:
               New Senior Notes due 2012 - Series B                   (3,170)
               New Collateralized Floating Rate Debt                 (79,668)
                                                                  ------------
           AMOUNT NOT RESTRUCTURED
                                                                  ============

          New Collateralized Floating Rate Debt amounts to the equivalent of thousands of US$79,725, which consisted of amount exchanged with
          Senior Notes due 2008 of thousands of US$ 57 and amount exchanged with unsecured bank debts of thousands of US$ 79,668.

          On February 8, 2005 the loan agreement with Compagnie Gervais Danone, renegotiated together with the other debts on October 22, 2004
          (converted into New Collateralized Floating Rate Debt in that renegotiation) was amended as follows:

              a.    The amount of the related New Collateralized Floating Rate
                    Debt was reduced through a waiver from US$29,131,433 to
                    US$15,000,000.

              b.    Payment of the reduced balance in a single payment on
                    December 31, 2013 instead of repayment in installments
                    starting 2007 up to 2011 as previously agreed.

              c.    Payment of a fixed interest rate at 8% commencing from
                    January 1, 2005 instead of a floating interest rate of LIBOR plus 2.5% with a cap of 5%.

              d.    Other revisions were introduced to the loan agreement to
                    incorporate, to the extent possible, the other conditions of this debt to those of the New Collateralized Senior Notes
                    due 2012.

          The portion of the debt with Compagnie Gervais Danone that was waived of US$14,131,433 (thousands of pesos 41,260) was recognized in extraordinary item in February 2005.

      3.  Release from payment of interest accrued up to July 30, 2004 on the
          Senior Notes due 2008 and the existing unsecured debt, including penalty interest, amounting to an equivalent of thousands of
          US$111,233 or thousands of pesos 331,585 was recognized in extraordinary item in 2004.

      4.  The outstanding balance of non-restructured Senior Notes due 2008 continues to accrue the originally agreed interest rates, including the pertinent penalty interest.

                                      F-29

d)    Accounting for the Debt Restructuring:

      1.  The following were charged or credited to extraordinary results for the year ended December 31, 2004:

                                                                                AMOUNT - THOUSANDS OF
                                        ITEM                                            PESOS
           -------------------------------------------------------------------------------------------

           Release  from  payment of  accrued  interest  and  penalty
            interest   computed  at  the  interest  rates  applicable
            before the debt restructuring                                               323,292
           Restructuring expenses for the Senior Notes due 2008 and the bank debt, either those capitalized up to June 30, 2004, or
            those accrued as agreed for the closing of the transaction                  (19,089)
           Income arising from the Cash Tender of US$85,015                             100,709
           Income arising from the recording of the fair value of the new
            debt (see point 2. below)                                                   155,945
                                                                                      -----------
           EXTRAORDINARY GAIN ARISING FROM THE RESTRUCTURING OF THE
            UNSECURED DEBTS                                                             560,857
                                                                                      ===========

      2.  The exchange of debt instruments with substantially different terms is considered an extinguishment of the old debt instrument under
          Argentine accounting standards with the old debt instrument derecognized from the consolidated balance sheets. The new debt instrument should be initially recorded at fair value and such amount is used to determine the debt extinguishment gain or loss to be recognized. Fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. Debt extinguishment gain of thousands of pesos 155,945, using a market interest rate of 12% per annum to determine the present value of the future cash flows of the new debt, was credited to income as an extraordinary item in 2004.

      3.  The debt not included in the restructuring agreements is presented as a non-current liability based on its original maturity date (2008).

                                      F-30

e)  The restructured and non-restructured debt as of December 31, 2005, net of payments made in December 2005 consisted of the following:

                                         AMOUNT IN THE       AMOUNT IN
              DEBT                    ORIGINAL CURRENCY--    THOUSAND       REGISTRATION
                                         IN THOUSANDS          PESOS            (*)
-------------------------------------------------------------------------------------------

RESTRUCTURED DEBT:
New Senior Notes - due 2012:
Series A-1                              US$     11,146          33,795   CNV, BCBA, MAE
Series A-2                              US$    140,574         426,221   CNV, BCBA SEC; MAE
Series B-2                              US$      3,170           9,611   CNV, SEC
Series C                                US$      5,390          16,342   CNV
                                           -----------       ---------
Total                                   US$    160,280         485,969
                                           ===========       =========
New Collateralized Floating Rate
 Debt                                   US$     48,512         147,088   N/R
New Collateralized Floating Rate
 Debt                                  (euro)    1,631           5,851   N/R
New Collateralized Floating Rate
 Debt                                    $         480             480   N/R
                                                             ---------
                                                               153,419
                                                             =========
Fixed Rate Debt                         US$     15,000          45,480   N/R
                                                             =========
Secured Debt                            US$      5,478          16,609   N/R
                                                             =========
NON-RESTRUCTURED DEBT:
Senior Notes - due 2008                 US$        351           1,064   CNV, BCBA, MAE
                                                             =========

       (*)    CNV:     National Securities Commission
              BCBA:    Buenos Aires Stock Exchange
              MAE:     Electronic Open Market
              SEC:     Securities and Exchange Commission
              N/R:     Debt not registered

f)  Determination of excess cash as of December 31, 2005:

    The excess cash as of December 31, 2005 determined pursuant to section a) d.
    II. of this Note is as follows:

                           ITEM                                    CONSOLIDATED
                                                                      AMOUNTS
                                                                   ------------
Net loss                                                                (33,260)
Income tax expense                                                           42
Amortization expense                                                         37
Depreciation expense (including depreciation of assets included
    under non-current investments)                                       98,853
Fixed charges (interest expense)                                         53,116
Add: Non-cash item reducing net income                                   27,893
Minus: Non-cash item increasing net income                              (40,629)
                                                                   ------------
EBITDA FOR THE YEAR 2005                                                106,052
                                                                   ------------
Minus: Capital expenditures (net of those made with cash proceeds
    from the sale of assets)                                            (21,792)
Minus: Cash income taxes                                                 (9,756)
Minus: Cash used to make interest payments                              (54,284)
Minus: Cash used to repay principal of the Senior Notes, secured
    debt and leases                                                     (24,655)
                                                                   ------------
EXCESS CASH (DEFICIT)                                                    (4,435)
                                                                   ============

                                      F-31

NOTE 2 - THE COMPANY - OPERATIONS AND MAJOR CUSTOMERS

Mastellone Hermanos Sociedad Anonima and its consolidated subsidiaries (the
"Company") is Argentina's leading processor and manufacturer of fresh consumption dairy products.

Its sales are concentrated in the Buenos Aires metropolitan area, Argentina's largest market for such products, but the Company's operations cover practically every significant market throughout the rest of the country.

The Company also exports dairy products (mainly powdered milk) and provides a number of services (including raw milk procurement and industrial services) to
Danone Argentina S.A. (Danone) under long-term agreements (see Note 9).

No single customer accounts in excess of 10% of the Company's net sales.

The Company's sales by distribution channels were as follows:

                                                        2005           2004
                                                     -----------    -----------
Domestic sales:
   Traditional retailers and supermarkets              1,176,732        906,771
   Government and commercial bids                        146,512        150,007
   Other                                                  58,874         34,698
   Services                                               30,647         25,778
Export / Foreign                                         186,438        268,136
                                                     -----------    -----------
                          TOTAL                        1,599,203      1,385,390
                                                     ===========    ===========

NOTE 3 - ACCOUNTING POLICIES

a)  CONSOLIDATED FINANCIAL STATEMENTS

    The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of
    Argentina ("Argentine GAAP"). The format and disclosures have been adapted to conform more closely to the form and content of financial statements presented in accordance with generally accepted accounting principles in the
    United States of America ("U.S. GAAP").

    The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation.

                                      F-32

The accounts of the following companies were included in consolidation:

                       COMPANY                              % OF HOLDING
-----------------------------------------------------    -------------------
                                                           2005       2004

Con-Ser Promotora y Asesora de Seguros S.A                  99.99      99.99
Frigorifico Rydhans S.A                                    100.00     100.00
Leitesol I.C.S.A. (1)                                      100.00     100.00
Marca 4 S.A                                                 99.99      99.99
Mastellone Hermanos do Brasil Comercial e
 Industrial Ltda. (dormant)                                100.00     100.00
Mastellone San Luis S.A                                    100.00     100.00
Promas S.A                                                 100.00     100.00
Puralactea S.A                                             100.00     100.00

(1)   Leitesol I.C.S.A. is a Brazilian subsidiary of Mastellone Hermanos
      Sociedad Anonima. It is an integrated subsidiary, with no independent cash flow, trading exclusively Company's products in the Brazilian market. The remeasurement of the financial statements of Leitesol I.C.S.A. from foreign currency to local currency was credited or charged to consolidated statements of operations.

b)  REVENUE RECOGNITION

    The Company and its foreign subsidiary recognize revenue from product sales when a product has been delivered and risk of loss has passed to the customer, collection of the resulting receivable is probable, persuasive evidence of an arrangement exists, and the price is fixed or determinable.
    Delivery occurs, in the case of product sales to domestic customers, when products are received by or physically transferred to the custody of the customers, generally at their respective warehouses as the term of such shipments is usually FOB Destination. In the case of product sales to customers outside Argentina, delivery occurs after the Company has completed customs shipment procedures domestically and has transferred custody of the product to buyer's transportation carrier as the term of such shipments is usually FOB Shipping Point. The Company records cash discounts and volume rebates at the time the related revenue from product sale is recognized.
    Such discounts are reported as reduction from the related revenue from product sale. It also maintains allowance for doubtful accounts based on customer collection history and for trade discounts and sales returns based on historical experience.

    The Company recognizes service revenues as follows: (i) production of specific products on behalf of other companies ("facon" agreements) - when a customer picks up the product produced from the Company's manufacturing facilities; (ii) procurement of raw milk for Danone- when the Company delivers the raw milk it procured to the manufacturing facility of Danone;
    and (iii) provision of marketing and other administrative services to
    Logistica La Serenisima Sociedad Anonima - over the agreed service period.

                                      F-33

C)  VALUATION CRITERIA

    1)    Accounting principles

          o   Applied in 2005

              The Company applies the valuation and presentation criteria established in Technical Resolutions N(degree) 8, 9 and 16 to 21 issued by the Argentine Federation of Professional Councils in
              Economic Sciences and approved by the Professional Council in
              Economic Sciences of the City of Buenos Aires through Resolution
              CD N(degree) 87/03, with certain modifications introduced by the
              CNV.

          o   Applicable in 2006

              As part of the process for unifying the Argentine accounting principles, on August 10, 2005 the Professional Council of
              Economic Sciences of the City of Buenos Aires issued Resolution CD
              N(degree) 93/2005, which also required at national level the issuance of Resolution N(degree) 312/2005 by the Argentine
              Federation of Professional Councils of Economic Sciences.

              The National Securities Commission issued General Resolution
              N(degree) 485/2005 on December 29, 2005 providing, among others, that the above mentioned Resolution CD N(degree) 93/2005 is applicable for fiscal years or interim periods beginning on or after January 1, 2006. General Resolution N(degree) 485/2005 was subsequently modified by General Resolution N(degree) 487/2006 issued on January 26, 2006 (the amendment concerns the accounting treatment in deferred taxation of the restatement of property, plant and equipment to reflect the impact of inflation, which is more fully explained in point (ii) of the following paragraph).

              It is the Company's Board of Directors' and Management's view that application of the new accounting principles will not have material impact on the financial position or the results for the year ending December 31, 2006. The two most important standards are: (i) the standard requiring the estimate of the recoverable value of property, plant and equipment on the basis of projected discounted cash flows and comparing the recoverable value with the net carrying amounts of those assets as a first step in an impairment analysis, while the current accounting standard requires as a first step in the impairment analysis, the
              comparison with the projected undiscounted cash flows expressed in nominal values. Had the new standard been applied in 2005, the recoverable value would have been above the net carrying amount of property, plant and equipment, therefore not requiring any impairment adjustment; (ii) the Company will not apply the option of considering as a temporary difference the restatement of property, plant and equipment balances to reflect the impact of inflation, recorded in 2002, thus maintaining the current approach of considering such difference as a permanent one for deferred taxation purposes. For this

                                      F-34

              reason, the new accounting standard requires the disclosure in a note to the financial statements of the effect, if any, that would have caused in deferred taxation to consider the above mentioned restatement in accordance with inflation as a temporary
              difference. The deferred tax liability that would have been recognized as of December 31, 2005 had the Company elected to recognize as temporary difference the impact of inflation would have amounted to 95,521.

    2)    Monetary item - Cash, cash equivalents, receivables and liabilities stated in Argentine pesos, have been valued at their nominal values plus accrued interest as of the end of each year, when applicable.

          Long-term receivables and payables, non-interest earning or bearing, have been valued at their present value.

    3)    Foreign currency denominated assets and liabilities - Foreign currency denominated assets and liabilities have been stated at the closing exchange rate. On March 6, 2002, the Professional Council in Economic
          Sciences issued Resolution MD N(degree) 3/2002 that mandated the capitalization of exchange differences arising from foreign currency denominated liabilities used to finance, directly, the acquisition, production or construction of an asset. Resolution MD N(degree) 3/2002 included also an option to capitalize exchange differences in other assets financed indirectly with foreign currency denominated liabilities. The Company adopted such optional treatment for the acquisition or construction of property, plant and equipment indirectly financed in foreign currencies (see points 7) and 8)
          below).

          Resolution CD N(degree) 87/2003 issued by the Professional Council in
          Economic Sciences and effective July 28, 2003, superseded Resolution
          MD N(degree) 3/2002, so that the Company capitalized exchange differences generated up to the abovementioned date, which are currently part of the assets' cost, net of the corresponding depreciation.

          Foreign currency denominated long-term receivables and payables, non-interest earning or bearing, have been valued at their present value.

    4)    Inventories

          o   Finished goods - These are stated at the current replacement cost at each year end, net of those expenses related to production inefficiencies or idle capacity of plants if any. Such expenses are recognized in earnings under caption "Other", included in operating expenses in the consolidated statements of operations.

          o   Raw materials, packaging materials, spare parts and supplies, and work in progress - These are valued at their current replacement cost at each year end. Inventories write-offs are directly charged to the consolidated statements of operations.

          o   Cuts of bovine meat - These are valued at their net realizable value at year end.

                                      F-35

          The value of inventories thus determined, taken as a whole, does not exceed their estimated recoverable value (which is net realizable value, or net selling price less direct selling expenses).

          The Company, starting 2004 classifies spare parts and supplies that had turnover of less than one per year as non-current assets and included them in "Non-current assets - Spare parts and supplies". Also included in that account are special trays used in transporting the
          Company's products.

    5)    Other assets

          These consist of property, plant and equipment (all included in the dairy products segment) held for sale and are valued at their net realizable value at each year end (that is, fair market value less selling expenses). These assets are not depreciated.

          As of December 31, 2005 and December 31, 2004, this caption includes mainly the cheese plant mentioned in Note 1 b).

          Loss related to the write-down to fair value less selling expenses is included under caption "Other income (expenses), net".

    6)    Investments

          These mainly consist of Argentine government bonds and
          non-governmental/ private bonds (valued at historical cost plus interest accrued), certain properties and an aircraft (valued at cost as restated to reflect the effects of inflation, net of accumulated depreciation), investments in other companies valued at cost, and contributions to environmental projects valued at amount contributed.

    7)    Property, plant and equipment

          -   Original value:

              o   Property, plant and equipment - These assets are valued at cost as restated to reflect the effects of inflation.
                  Construction in progress includes interest capitalized during the construction period related to loans obtained to finance these constructions, also as restated to reflect the effects of inflation.

              o   Capitalization of exchange losses - As discussed in point 3)
                  above, exchange losses generated until July 27, 2003 arising from the direct or indirect financing for the acquisition, construction or installation of property, plant and equipment, have been capitalized as part of the cost of such assets, net of the effect of restating the historical costs to reflect the effects of inflation.

                                      F-36

          -   Depreciation - Depreciation is calculated using the straight-line method on the restated balances of the assets.

              Rates applicable are as follows

                                                                      %
                                                               ----------------
             Land and buildings                                2.5, 2.86 and 4
             Machinery and equipment, containers and tools     5, 10, 20 and 33
             Fittings, laboratory equipment and furniture         10 and 25
             Vehicles                                                 20
             Buildings improvements                                   4

          The carrying value of these assets does not exceed their economic recoverable value. As from December 31, 2004 the analysis was carried out separately for the cheese maturing activity and the general dairy business since the cash flows from the cheese maturing business is independent from the cash flows from the general dairy business of the
          Company. Such analysis is updated every year.

    8)    Plantations in progress

          These are valued at cost as restated to reflect the effects of inflation, and will be transferred to a definitive account and will be amortized from the time the plantation (mainly olives) starts producing at the standard commercial level considered by the industry.
          The balance includes development costs for the plantation, as well as the capitalization of interest and exchange differences related to loans obtained to finance the aforementioned plantations.

          The carrying value of these assets, taken as a whole, does not exceed their economic recoverable value.

    9)    Intangible assets

          -   Trade marks:

              o   Original value - These are carried at cost as restated to
                  reflect the effects of inflation.

              o   Amortization - It was computed on a straight-line basis, over its estimated useful life (10 years). It is computed on the restated cost of the assets.

    10)   Goodwill

              o   Original value - included the excess of the purchase price paid for the shares of Leitesol Industria e Comercio S.A. and
                  Mastellone San Luis S.A. over their equity values as of the dates of acquisition. These had been restated to reflect the effects of inflation.

                  As of December 31, 2004, the residual value of Leitesol
                  Industria e Comercio S.A.'s goodwill was fully written off through a charge to extraordinary item (464) in 2004, due to the recurring losses generated by this company.

                                      F-37

                  Additionally, as of December 31, 2004, the projected cash
                  flows prepared for the cheese maturing business (developed by
                  Mastellone San Luis Sociedad Anonima) that was considered to be independent from the cash flows from the general dairy
                  business, did not support the carrying amount of the goodwill, which as a result was fully written off and charged to income as an extraordinary item in the amount of 28,754 in 2004. The separate analysis of the two activities (general dairy
                  business and cheese maturing business) was carried out since their cash flows were independent from each other.

              o   Amortization - until it was fully written off, goodwill was amortized on a straight-line basis over its estimated useful life, and it was computed on the restated cost of these
                  assets.

    11)   Loans - These are stated at nominal value of the principal plus remaining contractual interest payments at each year end, net of adjustment to present value as explained in Note 1.

    12)   Capital stock - Total capital consists of common stock, additional paid-in capital and irrevocable capital contributions. These have been restated to reflect the effects of inflation, the excess over their nominal value being credited to a supplementary account named
          Adjustment to capital. General Ordinary and Extraordinary
          Shareholders' Meeting held on March 31, 2005 approved the total application of the outstanding balances as of December 31, 2004 of irrevocable capital contributions, adjustment to irrevocable capital contributions and additional paid-in capital, and the partial application of adjustment to capital to absorb accumulated losses.

          Irrevocable capital contributions are cash contributions and contributions in kind made by the shareholders which are accepted by the Company's Board of Directors on account of future capital increases, and are formalized through an agreement with those shareholders. The agreement provides that these contributions should exclusively be destined to the issuance of new shares whenever the shareholders so decide. If at any time the Board proposes to return them to the shareholders, such resolution must be taken in an extraordinary shareholders' meeting with same formalities as those required by the Argentine Corporations Law for capital stock reductions. Provided that these conditions are met, these
          contributions are disclosed as part of shareholders' equity in accordance with Argentine GAAP and with regulations of the Argentine
          National Securities Commission.

    13)   Holding results, foreign exchange (loss) gain, net, and other financial results - These consist of the difference between the carrying value of inventories and their historical cost and the gain or losses on foreign currency transactions.

    14)   Advertisement expense - All advertisement costs are expensed as incurred.

                                      F-38

    15)   Income taxes - The income tax amounts shown in the consolidated statements of operations were accrued by each of the consolidated entities. Deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits of tax loss carry-forwards are also recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent the
          Company concludes that, more likely than not, this assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that the change is enacted. Based on projections prepared as of
          December 31, 2005, a valuation allowance has been recorded to reduce the deferred tax assets of the Company and most of its subsidiaries, since the realization of these assets is uncertain.

          The statutory income tax rate for the year ended December 31, 2005 was
          35%.

    16)   Earnings per common share - It has been computed on the basis of the average number of 457,547,269 and 409,902,378 shares as of December
          31, 2005 and 2004, respectively, and broken-down in the ordinary and the extraordinary amounts. There is no EPS dilution, as there is no preferred stock or convertible-bonds issued.

    17)   Segment information - It is presented in Note 13 with the information required by Argentine GAAP.

    18)   Cash flow information - Detail of the net change in working capital and other components is as follows:

                                                             2005        2004
                                                          ---------   ---------
          Trade accounts receivable                            (522)        961
          Other receivables                                   1,482      (8,781)
          Inventories                                       (75,732)     20,615
          Spare parts and supplies                           (1,442)
          Accounts payable                                   28,658      29,002
          Taxes, accrual for tax relief and other               872       4,674
          Accrued salaries, wages, payroll taxes and other    6,391       3,689
          Accrued litigation and other expenses              (1,451)     (2,390)
                                                          ---------   ---------
            TOTAL                                           (41,744)     47,770
                                                          =========   =========

    19)   Use of estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
          Actual results could differ from those estimates.

                                      F-39

    20)   Contingencies - The Company and its subsidiaries are parties to various legal and administrative actions arising in the course of their businesses. Although the amount of any liability that could arise with respect to such actions cannot be accurately predicted, in the opinion of the Company, such actions would not, individually or in the aggregate, have a material effect on the Company's financial position or results of operations.

    21)   Risk management - The Company currently operates principally in
          Argentina. The Company's financial performance is affected by inflation, exchange rates and regulations, price controls, interest rates, changes in governmental economic policy, taxation and political, economic or other developments in or affecting Argentina.
          The majority of the Company's assets are either non-monetary or denominated in Argentine pesos, and the majority of its liabilities are denominated in U.S. dollars and, to a lesser extent, in Euros. A significant portion of the Company's debt has a fixed interest rate or a capped floating rate, thereby limiting the Company's interest rate risk exposure.

          The Company, as of December 31, 2005, does not have any unsettled forward agreement.

    22)   Labor agreements - As per country regulations most of labor force is subject to collective bargaining agreements.

NOTE 4 - BREAKDOWN OF MAIN ACCOUNTS

                                                                        2005             2004
                                                                   ---------------  ---------------

a) Trade accounts receivable, net
   Third parties (domestic)                                                109,685           91,580
   Logistica La Serenisima S.A. and Danone Argentina S.A. (Note 5)          39,989           33,285
   Other related parties (domestic - Note 5)                                     3                9
   Third parties (foreign) and tax incentives on exports                     4,574           31,246
                                                                   ---------------  ---------------
         SUBTOTAL                                                          154,251          156,120
   Allowance for doubtful accounts                                         (13,225)         (13,885)
   Allowance for trade discounts and volume rebates                         (1,255)          (1,200)
                                                                   ---------------  ---------------
         TOTAL                                                             139,771          141,035
                                                                   ===============  ===============

   The movement of the allowance for doubtful accounts is as follows:

   Balance at the beginning of the year                                     13,885           14,462
   Additions                                                                   123            1,360
   Write-offs                                                                 (822)          (1,889)
   Remeasurement of foreign subsidiaries allowances                             39               25
   Transfer to allowance for other non current receivables                                      (73)
                                                                   ---------------  ---------------
         BALANCE AT THE END OF THE YEAR                                     13,225           13,885
                                                                   ===============  ===============

                                      F-40

                                                                        2005             2004
                                                                   ---------------  ---------------

   The movement of allowance for trade discounts and volume rebates is as follows:

   Balance at the beginning of the year                                      1,200            1,150
   Additions                                                                 1,624            1,365
   Actual trade discounts and volume rebates granted                        (1,569)          (1,315)
                                                                   ---------------  ---------------
         BALANCE AT THE END OF THE YEAR                                      1,255            1,200
                                                                   ===============  ===============

b) Other receivables, net

   Current
   Prepaid expenses                                                          1,451            1,767
   Net value added tax                                                      13,847           17,476
   Other tax credits                                                         2,887            1,334
   Affiliated entity (Note 5)                                                                     9
   Related parties (Note 5)                                                                   4,508
   Guarantee deposits (Note 7)                                               2,701            9,515
   Receivable from sale of non-current investments                                            1,317
   Prepaid insurance claims                                                                   5,357
   Advances to suppliers                                                     1,227            1,168
   Receivables from customers in receivership and in
     bankruptcy (*)                                                            354              331
   Receivable from financial advances to farmers                               876              602
   Other                                                                     1,602            1,663
                                                                   ---------------  ---------------
         SUBTOTAL                                                           24,945           45,047
   Allowance for doubtful accounts                                            (530)          (5,543)
                                                                   ---------------  ---------------
         TOTAL                                                              24,415           39,504
                                                                   ===============  ===============

   Non-current

   Receivables from customers in receivership and in
     bankruptcy (*)                                                          8,956            8,142
   Net value added tax                                                      18,974           19,674
   Alternative minimum income tax (Note 10)                                 49,374           39,620
   Other tax credits                                                           640              740
   Receivable from sale of non-current investments                          11,341            9,480
   Advances to suppliers                                                     6,408            3,704
   Other                                                                     2,071            2,875
                                                                   ---------------  ---------------
         SUBTOTAL                                                           97,764           84,235
   Allowance for doubtful accounts and for doubtful alternative
     minimum income tax                                                    (56,134)         (46,274)
                                                                   ---------------  ---------------
         TOTAL                                                              41,630           37,961
                                                                   ===============  ===============

     (*) Most of these receivables are covered by the allowance for doubtful accounts.

                                      F-41

                                                                        2005             2004
                                                                   ---------------  ---------------

   The movement of allowance for doubtful accounts is as follows:

   Current
   Balance at the beginning of the year                                      5,543            5,606
   Additions                                                                   350              443
   Write-offs                                                               (5,363)            (506)
                                                                   ---------------  ---------------
         BALANCE AT THE END OF THE YEAR                                        530            5,543
                                                                   ===============  ===============

   Non-current
   Balance at the beginning of the year                                     46,274           36,956
   Additions                                                                 9,842            9,175
   Reversals                                                                  (176)
   Transfer from allowance for trade accounts receivable                                         73
   Write-offs                                                                  (10)
   Remeasurement of foreign subsidiaries allowances                            204               70
                                                                   ---------------  ---------------
         BALANCE AT THE END OF THE YEAR                                     56,134           46,274
                                                                   ===============  ===============

c) Inventories

   Finished goods                                                           65,906           44,596
   Cuts of bovine meat                                                       2,283
   Work in progress                                                         36,509           24,433
   Raw materials, packaging and other materials                            105,932           62,731
   Advances to suppliers (including related parties for 362 in
     2005 and 188 in 2004 - Note 5)                                          3,167            1,874
                                                                   ---------------  ---------------
         TOTAL                                                             213,797          133,634
                                                                   ===============  ===============

d) Other assets

   Current
   Property, plant and equipment held for sale                               1,594
   Valuation allowance                                                        (652)
                                                                   ---------------
         TOTAL                                                                 942
                                                                   ===============

   Non-current
   Property, plant and equipment held for sale                              47,439           58,652
   Valuation allowance                                                     (32,996)         (33,662)
                                                                   ---------------  ---------------
         TOTAL                                                              14,443           24,990
                                                                   ===============  ===============

   The movement of valuation allowance for other assets is as follows:

   Current
   Additions                                                                   652
                                                                   ---------------
         BALANCE AT THE END OF THE YEAR                                        652
                                                                   ===============

                                      F-42

                                                                        2005             2004
                                                                   ---------------  ---------------

   Non-current
   Balance at the beginning of the year                                     33,662           13,683
   Additions                                                                 4,743           29,633
   Write-offs                                                               (5,409)          (9,654)
                                                                   ---------------  ---------------
         BALANCE AT THE END OF THE YEAR                                     32,996           33,662
                                                                   ===============  ===============

e) Deferred income tax

   Deferred tax assets
     Tax loss carryforwards                                                185,578          195,643
     Exchange differences deductible in future fiscal years                  9,141           18,282
     Allowances, accrual for litigation expenses and other
       non-deductible accruals                                               9,283            9,162
     Other temporary differences                                                                323
                                                                   ---------------  ---------------
                                                                           204,002          223,410
   Valuation allowance                                                    (153,479)        (164,595)
       SUBTOTAL                                                             50,523           58,815
                                                                   ---------------  ---------------
   Deferred tax liabilities
     Inventories                                                            (1,742)            (787)
     Property, plant and equipment                                          (6,129)          (6,759)
     Adjustment to present value                                           (42,605)         (51,264)
                                                                   ---------------  ---------------
       SUBTOTAL                                                            (50,476)         (58,810)
                                                                   ---------------  ---------------
       TOTAL                                                                    47                5
                                                                   ===============  ===============

   The movement of temporary differences between book carrying amounts and tax basis of assets and liabilities and tax loss carry-forwards is as follows:

                                                Balance                          Charge
                                                 at the       Reduction of      (credit)       Balance at
                                               beginning        tax loss        for the        the end of
                                              of the year    carry-forwards       year          the year
                                              -----------    --------------   ------------    -------------

   Temporary differences between book
     carrying amounts and tax basis of
     assets and liabilities                     (31,043)                          (1,009)         (32,052)
   Tax loss carryforwards                       195,643         (20,943)          10,878          185,578
                                              -----------    --------------   ------------    -------------
     TOTAL 2005                                 164,600         (20,943)           9,869          153,526
                                              ===========    ==============   ============    =============

   Temporary differences between book
     carrying amounts and tax basis of
     assets and liabilities                      23,427                          (54,470)         (31,043)
   Tax loss carryforwards                       298,829        (144,912)          41,726          195,643
                                              -----------    --------------   ------------    -------------
     TOTAL 2004                                 322,256        (144,912)         (12,744)         164,600
                                              ===========    ==============   ============    =============

                                      F-43

   The unused tax loss carryforwards recorded by Mastellone Hermanos S.A. and its subsidiaries as of December 31, 2005 (balance is fully covered by a valuation allowance), are as follows:

                                                                              EXPIRATION - DATE
                                                          CREDIT DUE TO       FOR SUBMISSION OF
    YEAR OF            TAX LOSS         APPLICABLE           TAX LOSS            TAX RETURNS
   GENERATION           AMOUNT           TAX RATE         CARRY-FORWARD          FISCAL YEARS
-----------------    -------------    ---------------    -----------------    -------------------

      2000                 1,631          35.0%                      571             (2)
      2001                 9,266          35.0%                    3,243            2006
      2002               423,312          35.0%                  148,158            2007  (3)
      2003                18,924          35.0%                    6,623            2008
      2004                14,913          35.0%                    5,220            2009
      2005                 3,701          35.0%                    1,295            2010
      (1)                 59,613          34.3%                   20,468          Unlimited
                     -------------                       -----------------
     TOTAL               531,360                                 185,578
                     =============                       =================

   (1)   Tax losses generated by foreign subsidiaries, which can be offset up to
         30% of each year's tax profit, have no expiration date. They were converted at the exchange rate applicable at year-end.

   (2)   No expiration date (arising from sale of non-current investments).

   (3)   Includes 21 with no expiration date (arising from sale of non-current investments).

                                                                         2005            2004
                                                                     -------------  -------------

   The movement of valuation allowance is as follows:
   Balance at the beginning of the year                                    164,595        321,967
   Write-offs                                                               (2,595)          (582)
   Net reversal for the year                                                (8,521)      (156,790)
                                                                     -------------  -------------
         BALANCE AT THE END OF THE YEAR                                    153,479        164,595
                                                                     =============  =============

f) Spare parts and supplies

   Spare parts                                                              19,388         19,637
   Supplies                                                                  7,643          6,086
                                                                     -------------  -------------
         TOTAL                                                              27,031         25,723
                                                                     =============  =============

g) Property, plant and equipment, net

   Land and buildings                                                      314,337        326,290
   Machinery and equipment, containers and tools                           413,988        465,724
   Fittings, laboratory equipment and furniture                            177,337        194,488
   Vehicles (*)                                                             19,035         23,488
   Buildings improvements                                                   32,644         34,374
   Construction in progress                                                 12,751            982
                                                                     -------------  -------------
         SUBTOTAL                                                          970,092      1,045,346
   Advances to suppliers                                                     4,144            764
                                                                     -------------  -------------
         TOTAL                                                             974,236      1,046,110
                                                                     =============  =============

   (*)   Includes vehicles operated by third parties amounting to 18,575 as of
         December 31, 2005 and 23,150 as of December 31, 2004 (Note 9 a).

                                      F-44

                                                                         2005            2004
                                                                     -------------  -------------

   The movement of property, plant and equipment, net is as follows:

   Net value at the beginning of the year                                1,046,110      1,185,953
   Acquisitions                                                             30,511         25,997
   Retirement and disposals                                                 (2,592)        (9,210)
   Depreciation                                                            (98,500)      (103,261)
   Transfer to spare parts and supplies                                                    (6,086)
   Transfer to other non current assets and investments                     (1,293)       (47,283)
                                                                     -------------  -------------
   NET VALUE AT THE END OF THE YEAR                                        974,236      1,046,110
                                                                     =============  =============

h) Plantations in progress

   The movement of olive and carob trees plantations in progress is as follows:

   Net value at the beginning of the year                                   58,509         57,788
   Additions                                                                 5,129          2,077
   Retirement and disposals                                                                (1,356)
   Harvest of olives                                                        (4,431)
                                                                     -------------  -------------
   NET VALUE AT THE END OF THE YEAR                                         59,207         58,509
                                                                     =============  =============

   Olive plantations will be applied to produce olive oil.

i) Intangible assets

   Net value:
     Trademarks                                                                112            149
                                                                     -------------  -------------
        TOTAL                                                                  112            149
                                                                     =============  =============

   The movement of intangibles assets is as follows:

   Net value at the beginning of the year                                      149            231
   Amortization                                                                (37)           (82)
                                                                     -------------  -------------
   NET VALUE AT THE END OF THE YEAR                                            112            149
                                                                     =============  =============

j) Accounts payable

    Current
    Trade payables                                                         162,929        129,331
    Logistica La Serenisima S.A. and Danone
       Argentina S.A. (Note 5)                                              24,842         20,866
    Other related parties (Note 5)                                              13          2,184
    Notes payable - Collateralized (Note 7)                                  2,227          2,188
                                                                     -------------  -------------
         TOTAL                                                             190,011        154,569
                                                                     =============  =============

     Non-current
     Trade payables                                                          8,356         12,664
     Notes payable - Collateralized (Note 7)                                 5,906          7,556
                                                                     -------------  -------------
         TOTAL                                                              14,262         20,220
                                                                     =============  =============

                                      F-45

                                                                         2005            2004
                                                                     -------------  -------------

k) Loans

   Short-term debt
   Unsecured debt - principal                                                4,059          9,993
   Unsecured debt - principal - related parties (Note 5)                       546            715
   Secured debt - principal                                                  1,661          4,832
   Senior Notes due 2008 - principal                                                        2,979
   Accrued interest:
   - Unsecured and secured debt                                                  6            743
   - Related parties (Note 5)                                                  383            477
   - 8% Collateralized Debt due 2013 and New Collateralized
        Floating Rate Debt                                                      31             33
   - Senior Notes due 2008                                                     649          8,056
                                                                     -------------  -------------
        TOTAL                                                                7,335         27,828
                                                                     =============  =============

   Long-term debt
   Unsecured debt - principal                                                                 976
   Unsecured debt - principal - related parties (Note 5)                     2,254          3,495
   Secured debt - principal                                                 14,948         31,122
   8% Collateralized Debt due 2013 - principal                              45,480
   8% Collateralized Debt due 2013 - adjustment to net present
     value                                                                  (8,510)
   New Collateralized Floating Rate Debt - principal                       153,419        238,402
   New Collateralized Floating Rate Debt - adjustment to net
     present value                                                         (35,695)       (64,130)
   New Senior Notes due 2012                                               485,969        468,269
   New Senior Notes due 2012 - adjustment to net present value             (76,908)       (81,345)
   Senior Notes due 2008                                                     1,064         18,145
                                                                     -------------  -------------
        TOTAL                                                              582,021        614,934
                                                                     =============  =============

l) Taxes, accrual for tax relief and other

    Current
    Taxes, rates and contributions (net from advances)                       6,298          4,797
    Tax withholdings                                                         9,033          6,271
    Accrual for tax relief - Law N(degree) 22,021 (Notes 7
       and  8)                                                               3,344          3,344
    Tax - Law N(degree) 23,966                                               3,496          3,416
                                                                     -------------  -------------
        TOTAL                                                               22,171         17,828
                                                                     =============  =============

    Non-current
    Accrual for tax relief - Law N(degree) 22,021 (Notes 7
       and 8)                                                               29,415         32,759
    Taxes, rates and contributions                                           3,400          3,443
                                                                     -------------  -------------
        TOTAL                                                               32,815         36,202
                                                                     =============  =============

                                      F-46

                                                                         2005            2004
                                                                     -------------  -------------

m) Accrued salaries, wages, payroll taxes and others

    Current
    Payroll and bonus to management                                         16,594         13,303
    Social security taxes                                                    6,515          3,934
    Advances from customers                                                  1,070          1,104
    Debt due to acquisition of subsidiaries                                    889            606
    Related parties (Note 5)                                                                   81
    Other                                                                      561            455
                                                                     -------------  -------------
        TOTAL                                                               25,629         19,483
                                                                     =============  =============

    Non-current
    Deferred income - brands license (net of adjustment to present
      value for 685)                                                           734
    Social security taxes                                                                     211
    Debt due to acquisition of subsidiaries                                                   889
    Other                                                                       30             25
                                                                     -------------  -------------
        TOTAL                                                                  764          1,125
                                                                     =============  =============

n) Accrued litigation and other expenses

    Current
    Accrued litigation expenses                                              2,939          3,091
    Other accrued expenses                                                   1,436          1,943
                                                                     -------------  -------------
        TOTAL                                                                4,375          5,034
                                                                     =============  =============

    Non-current
    Accrued litigation expenses                                             10,932         11,394
    Other accrued expenses                                                     478            373
                                                                     -------------  -------------
        TOTAL                                                               11,410         11,767
                                                                     =============  =============

    The movement of accrued litigation and other expenses is as follows:

    Current
    Balance at the beginning of the year                                     5,034          4,082
    Increases                                                                                 158
    Reversals                                                                 (199)
    Payments made                                                           (1,092)        (2,234)
    Remeasurement of foreign subsidiaries allowances                           265            205
    Reclassification to tax debt in foreign subsidiaries                                     (393)
    Transfer from non current allowance                                        367          3,216
                                                                     -------------  -------------
        BALANCE AT THE END OF THE YEAR                                       4,375          5,034
                                                                     =============  =============

                                      F-47

                                                                         2005            2004
                                                                     -------------  -------------

   Non-current
   Balance at the beginning of the year                                     11,767          8,838
   Increases                                                                   369          6,301
   Payments made                                                              (359)          (156)
   Transfer to current allowance                                              (367)        (3,216)
                                                                     -------------  -------------
        BALANCE AT THE END OF THE YEAR                                      11,410         11,767
                                                                     =============  =============

o) Net sales

   Product sales                                                         1,720,784      1,507,984
   Services provided                                                        32,047         25,941
   Turnover tax                                                            (60,082)       (46,786)
   Sales discounts and volume rebates                                      (72,110)       (83,069)
   Sales returns                                                           (21,436)       (18,680)
                                                                     -------------  -------------
        TOTAL                                                            1,599,203      1,385,390
                                                                     =============  =============

                                      F-48

                                                        2005                           2004
                                             ---------------------------   ---------------------------

p) Cost of sales

    Cost of goods sold:

    Inventories at the beginning of the
      year
      Finished goods                               44,596                        72,332
      Work in progress                             24,433                        19,849
      Raw materials, packaging and other
       materials                                   62,731        131,760         71,435        163,616
                                             ------------                  ------------

    Purchases                                                  1,012,022                       819,526

    Production expenses (Note q)                                 310,070                       264,915

    Holding results generated by
      inventories                                                  9,077                         3,735

    Remeasurement of foreign subsidiaries
      inventories                                                  1,830                         1,129

    Benefits from industrial promotion                           (11,377)                      (13,344)

    Inventories at the end of the year
      Finished goods                              (65,906)                      (44,596)
      Cuts of bovine meat                          (2,283)
      Work in progress                            (36,509)                      (24,433)
      Raw materials, packaging and other
       materials                                 (105,932)      (210,630)       (62,731)      (131,760)
                                             ------------  -------------   ------------  -------------
     SUBTOTAL - COST OF GOODS SOLD                             1,242,752                     1,107,817
                                                           -------------                 -------------

    Cost of services rendered:

    Purchases                                                      5,195                         4,039

    Production expenses (Note q)                                  19,064                        15,179
                                                           -------------                 -------------
     SUBTOTAL - COST OF SERVICES RENDERED                         24,259                        19,218
                                                           -------------                 -------------

     TOTAL COST OF SALES                                       1,267,011                     1,127,035
                                                           =============                 =============

                                      F-49

q) Information required by section 64, sub-section b) of Law N(degree) 19,550

                                                                             2005                                        2004
                                               --------------------------------------------------------------------------------
                                                                                            General and
                                                         Production   Cost of    Selling   administrative    Other
                                                 Total    Expenses    services   expenses     expenses      expenses     Total

Remuneration to members of the Board of
  Directors and members of the statutory
  auditors' committee                               648                                               648                   628
Fees and compensation for services               77,183       6,804        281     62,703           7,395                64,337
Payroll, bonus and social security charges      123,887      66,374      5,347     28,197          23,969                94,510
Depreciation of property, plant and equipment    98,500      86,186      7,005      3,466           1,843               103,261
Supplies consumption                              4,689       4,689
Amortization of intangible assets                    37                                                           37         82
Provision for bad debts                             383                               383                                 1,865
Freights                                        216,451      80,610               135,838               3               168,989
Maintenance and repair                           12,764       9,825      1,463      1,392              84                10,675
Office and communication                            983         479                   199             305                   975
Fuel, gas and energy                             31,569      27,256      2,607      1,646              60                24,575
Vehicles expenses                                 6,406       4,111                 1,968             327                 5,233
Publicity and advertising                        30,429                            30,429                                21,448
Taxes, rates and contributions                   44,128      20,322      2,083        407          21,316                40,067
Insurance                                         3,685       2,363        124        836             362                 3,382
Traveling                                         2,127         863                   850             414                 1,812
Export and import                                 3,024                             2,968              56                 4,051
Miscellaneous                                     9,768       1,981        154      5,989           1,644                12,644
Idle capacity of plants                                      (1,793)                                           1,793
                          TOTAL 2005            666,661     310,070     19,064    277,271          58,426      1,830
                                               =====================================================================
                          TOTAL 2004                        264,915     15,179    220,418          50,944      7,078    558,534
                                                            ===================================================================

                                      F-50

                                                                       2005          2004
                                                                    ----------    ----------

r) Other expenses, net

   o   Other income
       Gain on assignment of trademarks (Note 12)                        4,311
       Rental income                                                     1,110           868
       Royalties and licenses                                               96           654
       Charges to freighters                                             3,422           679
       Other                                                               258           357
                                                                    ----------    ----------
           SUBTOTAL                                                      9,197         2,558
                                                                    ----------    ----------

   o   Other expenses
       Provision for litigation and other expenses                        (170)       (6,459)
       Impairment of other assets                                       (5,395)       (1,613)
       Impairment of alternative minimum income tax                     (9,756)       (9,113)
       Impairment of other investments                                                  (104)
       Loss on sale of property, plant and equipment                      (625)       (2,132)
       Donations                                                          (628)         (660)
       Health care center                                               (1,450)
       Other                                                            (1,598)       (2,055)
                                                                    ----------    ----------
           SUBTOTAL                                                    (19,622)      (22,136)
                                                                    ----------    ----------
           TOTAL                                                       (10,425)      (19,578)
                                                                    ==========    ==========

s) Income tax (included in ordinary loss)

   Income tax:
     Current income tax                                                   (881)         (386)
     Tax loss carryforwards for the year                                10,878        41,726
     Net change in other temporary differences                          (1,009)      (54,470)
                                                                    ----------    ----------
           SUBTOTAL                                                      8,988       (13,130)
   Net (increase) reversal of the valuation allowance on deferred
     income tax asset                                                   (9,030)       12,851
                                                                    ----------    ----------
           TOTAL                                                           (42)         (279)
                                                                    ==========    ==========

                                      F-51

   The reconciliation of income tax expense to the amount derived by applying the applicable statutory income tax rate to income before income tax for the year is as follows:

                                                                       2005          2004
                                                                    ----------    ----------

   Net (loss) income before income tax                                 (33,302)      325,974
   Statutory income tax rate                                                35%           35%
                                                                    ----------    ----------
       INCOME TAX EXPENSE AT STATUTORY INCOME TAX RATE                  11,656      (114,091)

   Effects of inflation                                                (16,869)      (19,830)
   Exchange differences capitalized                                     (2,912)       (3,023)
   Amortization and impairment of goodwill                                           (11,577)
   Impairment of other assets and property, plant and equipment         (1,888)      (10,876)
   Alternative minimum income tax                                       (3,415)       (3,190)
   Benefits from industrial promotion                                    3,982         4,670
   Other                                                                   883           848
                                                                    ----------    ----------
       Total permanent differences                                     (20,219)      (42,978)
   Net reversal of the valuation allowance on deferred income tax
     asset                                                               8,521       156,790
                                                                    ----------    ----------
       TOTAL                                                               (42)         (279)
                                                                    ==========    ==========

t) Extraordinary item - Income

   Release from payment of the principal of renegotiated
    floating rate debt (Note 1 c) 2.)                                   41,179
   Release from payment of accrued interest                              7,660       331,892
   Adjustment to present value of non-current renegotiated
    floating rate debt                                                 (12,352)
   Fees and expenses related to the renegotiation and
    registration of debt                                                (2,836)      (21,347)
   Gain arising from purchase of debt                                    4,142
   Adjustment to present value of debt restructured in 2004                          155,945
   Release from payment of principal pursuant to cash tender
    offer                                                                            100,709
   Write-down of other assets                                                        (28,020)
   Impairment of goodwill                                                            (29,218)
                                                                    ----------    ----------
       TOTAL                                                            37,793       509,961
                                                                    ==========    ==========

u) Income tax (included in extraordinary income)

   Income tax                                                          (17,551)     (143,939)
   Reversal of valuation allowance                                      17,551       143,939
                                                                    ----------    ----------
       TOTAL
                                                                    ----------    ----------

                                      F-52

   NOTE 5 - OUTSTANDING BALANCES AND TRANSACTIONS WITH RELATED PARTIES

   In the normal course of business, the Company enters into transactions with affiliated entities. The outstanding balances as of December 31, 2005 and
   December 31, 2004 with the affiliated entities and other related parties are as follows:

                                                                       2005          2004
                                                                    ----------    ----------

o  AFFILIATED ENTITY

   Other current receivables
      Grupo Lacteo Argentino S.A                                                           9
                                                                                  ==========

o  RELATED PARTIES

   Trade accounts receivable
      Logistica La Serenisima S.A. (1) (6)                              15,950        15,087
      Danone Argentina S.A. (2) (7)                                     24,039        18,198
      Victorio Mastellone (3)                                                2             1
      Afianzar S.G.R. (1)                                                    1
      Los Toldos S.A. (1)                                                                  8
                                                                    ----------    ----------
               TOTAL                                                    39,992        33,294
                                                                    ==========    ==========

   Other current receivables
      Pascual Mastellone (3) (4)                                                       1,176
      Carlos Agote (4)                                                                   835
      Victorio Mastellone (3)                                                          1,333
      Jose Mastellone (3)                                                              1,102
      Los Toldos S.A. (1)                                                                 62
                                                                                  ----------
               TOTAL                                                                   4,508
                                                                                  ==========

   Inventories - advances to suppliers
      Los Toldos S.A. (1)                                                  362           188
                                                                    ==========    ==========

   Accounts payable
      Logistica La Serenisima S.A. (1)                                  18,471        15,795
      Danone Argentina S.A. (2)                                          6,371         5,071
      Afianzar S.G.R. (1)                                                   13            69
      Greenwich Investments S.A. (8)                                                   2,115
                                                                    ----------    ----------
               TOTAL                                                    24,855        23,050
                                                                    ==========    ==========

   Short term borrowings and accrued interest
      Antonio Mastellone (5)                                               486           805
      Juan Rocca S.R.L. (9)                                                443           387
                                                                    ----------    ----------
               TOTAL                                                       929         1,192
                                                                    ==========    ==========

                                      F-53

                                                                        2005         2004
                                                                    ----------    ----------

   Long term borrowings
      Antonio Mastellone (5)                                             1,626         2,567
      Juan Rocca S.R.L. (9)                                                628           928
                                                                    ----------    ----------
         TOTAL                                                           2,254         3,495
                                                                    ==========    ==========

   Accrued salaries, wages, payroll taxes and others

      Jose Moreno (4)                                                                     81
                                                                                  ==========

   (1)   Common shareholders

   (2)   Partner in Logistica La Serenisima S.A. and both companies share the main trademark "La Serenisima" owned by Mastellone Hermanos S.A.

   (3)   Company's shareholder

   (4)   Member of the Company's Board of Directors

   (5)   Member of Mastellone family

   (6)   Includes receivables arising from sales performed by Logistica on behalf of Mastellone Hermanos S.A.

   (7)   Includes receivables arising from sales of raw milk purchased on behalf of Danone Argentina S.A.

   (8)   Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.

   (9)   Company owned by a member of Mastellone family

Transactions with related parties for the years ended December 31, 2005 and
2004, are as follows:

                                                                          2005          2004
                                                                    ----------    ----------

   Sales of goods and services
      Afianzar S.G.R. (1)                                                    1
      Danone Argentina S.A. (2)                                         90,651        68,829
      Jose Mastellone (3)                                                   53             3
      Logistica La Serenisima S.A. (1)                                   3,856         2,928
      Los Toldos S.A. (1)                                                                 26
      Victorio Mastellone (3)                                                1             2
      Pascual Mastellone (3) (4)                                            71             6
                                                                    ----------    ----------
               TOTAL                                                    94,633        71,794
                                                                    ==========    ==========

   Purchases of goods and services
      Afianzar S.G.R. (1)                                                   58            83
      Danone Argentina S.A. (2)                                         20,379        10,295
      Greenwich Investments S.A. (5)                                                   2,901
      Logistica La Serenisima S.A. (1)                                  66,522        49,032
      Los Toldos S.A. (1)                                                1,693         2,351
                                                                    ----------    ----------
               TOTAL                                                    88,652        64,662
                                                                    ----------    ----------

                                      F-54

                                                                       2005          2004
                                                                    ----------    ----------

   Financial results - interests and exchange differences
      Antonio Mastellone (6)                                              (100)         (230)
      Carlos Agote (4)                                                      21            61
      Danone Argentina S.A. (2)                                            (18)
      Greenwich Investments S.A. (5)                                       (50)
      Jose Mastellone (3)                                                   77            80
      Juan Rocca S.R.L. (7)                                                (73)          (88)
      Los Toldos S.A. (1)                                                    7            57
      Pascual Mastellone (3) (4)                                           106           176
      Victorio Mastellone (3)                                              134           107
                                                                    ----------    ----------
               TOTAL                                                       104           163
                                                                    ==========    ==========

   Other income
      Danone Argentina S.A. (2)                                            354           781
      Logistica La Serenisima S.A. (1)                                     837           761
                                                                    ----------    ----------
               TOTAL                                                     1,191         1,542
                                                                    ==========    ==========

   (1)   Common shareholders

   (2)   Partner in Logistica La Serenisima S.A. and both companies share the main trademark "La Serenisima" owned by Mastellone Hermanos S.A.

   (3)   Company's shareholder

   (4)   Member of the Company's Board of Directors

   (5)   Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.

   (6)   Member of Mastellone family

   (7)   Company owned by a member of Mastellone family

NOTE 6 - SHAREHOLDERS' EQUITY

On February 8, 2005 the Company's shareholders made irrevocable capital cash contributions of 42,392 and in shares of Logistica La Serenisima S.A. of 5,305, which were accepted by the Board of Directors in the meeting held on the abovementioned date. The amount of the contribution made in shares was provisionally recorded until the final valuation was obtained. The capitalization of the irrevocable capital contributions made by the shareholders was approved in the General Ordinary and Extraordinary Shareholders' Meeting
held on March 31, 2005. A public accountant report determined the final value of the contribution made in shares, therefore capitalizing irrevocable capital contributions in cash and in shares for a total amount of 42,392 and 5,253, respectively.

As of December 31, 2005, subscribed capital amounts to 457,547. There are two classes of Ps. 1 par value common stock, with 5 votes each 194,428 shares, and with 1 vote each 263,119 shares.

The current Argentine legal regulations require the Company to appropriate 5% of its net income per year to a "Legal reserve" until such reserve equals 20% of the capital stock (as restated to reflect the effects of inflation). In accordance with the Corporate Law N(degree) 19,550, the Company should apply future earnings amounting to 13,137 to restore legal reserve. The balance of such reserve was reduced to absorb accumulated losses as of December 31, 2001 as approved in the General Shareholders' Meeting held on April 3, 2002.

                                      F-55

NOTE 7 - PLEDGED AND RESTRICTED ASSETS

Certain assets owned by the Company are pledged as collateral for bank and financial liabilities, notes payable, and tax debt (tax regime for promoted activities) for a total amount of 57,507 (82,540 as of December 31, 2004).
Detail of pledged assets is as follows:

                                                    2005            2004
                                                 ----------      ----------
      Other current receivables                      2,701           9,515
      Other non-current assets                      14,960          17,634
      Property, plant and equipment                 46,250          97,480
      Equity value of holding in subsidiary
        company Promas S.A. (*)                     71,732          69,552

      (*) As this is a consolidated subsidiary this item does not appear as an asset.

NOTE 8 - TAX REGIME FOR PROMOTED ACTIVITIES

Mastellone Hermanos Sociedad Anonima, as an investor in Mastellone San Luis
Sociedad Anonima and Promas Sociedad Anonima, pursuant to several fiscal laws deferred payment of value added taxes and income taxes, provided that these amounts are invested in the above-mentioned subsidiaries. These obligations are secured by term deposits, shares of Promas Sociedad Anonima owned by Mastellone
Hermanos Sociedad Anonima, and buildings owned by Mastellone San Luis Sociedad
Anonima, as required by applicable regulations.

The value-added taxes and income taxes deferred are recorded as liabilities in the balance-sheets.

The promotional regimes granted to Mastellone San Luis Sociedad Anonima and to
Promas Sociedad Anonima also included the benefit of receiving from the Federal
Government an amount in the form of government bonds determined taking into account the investments to be made, the level of activity, the number of employees and other parameters, at the authorization of the inclusion in such regimes. The Company uses the government bonds as payment mainly for value added tax (and a minor amount for other national taxes). A benefit, which is a credit to cost of sales, is recognized when the government bonds are used to pay tax obligations.

                                      F-56

NOTE 9 - PURCHASE AND SALES COMMITMENTS

a)    Purchase commitments

      o     Since October 1, 2000 the Company and its subsidiaries Frigorifico
            Rydhans S.A. ("FR"), Mastellone San Luis S.A. ("MSL"), and Danone
            Argentina S.A. ("DA"), agreed on the terms of the services to be provided by Logistica La Serenisima S.A. ("Logistica") related to the distribution of dairy and fresh products in Argentina. The agreement was renegotiated on February 8, 2005, resulting in the extension of its term to 36 years counted as from October 1, 2004, amending the basis of the price charged by Logistica for its services to actual costs plus a 0.1% margin, and modifying the allocation of the expenses to Logistica resulting in a reduction of costs for Mastellone Hermanos Sociedad Anonima, FR and MSL of about
            7%. The agreement provides that if any party (Mastellone Hermanos
            Sociedad Anonima, FR or MSL) decides to cancel without cause the agreement before the end of the abovementioned term a penalty of
            US$50,000,000 should be paid to Logistica. This penalty would not be applicable if termination of the contract is due to non-compliance of Logistica with its duties under the agreement. Moreover, the same penalty should be paid by the Company, FR or MSL if one of these companies produces products similar to products currently marketed by Danone.

      o     The Company has an agreement with Con-Ser Sociedad Anonima (Con-Ser)
            that will expire on December 31, 2010 whereby Con-Ser provides freights and transportation services of raw milk, as well as the coordination and technical assistance for recollection of raw milk from the milk farms. Con-Ser operates assets owned by Mastellone
            Hermanos Sociedad Anonima in connection with the provision of the transportation services. Repairs and maintenance expenses are paid by Mastellone Hermanos Sociedad Anonima. Con-Ser charges Mastellone
            Hermanos Sociedad Anonima the cost of their own freights and those contracted with third parties and a fee for the services of coordination and technical assistance based on the volume of raw milk collected every month. The same service is provided by Con-Ser for the raw milk purchased by Mastellone Hermanos Sociedad Anonima on behalf of Danone.

      o     Promas S.A. entered into an agreement with Establecimientos
            Agropecuarios Lar S.A. in July 2004 for the purchase of future olive harvests and the exploitation of 400 hectares in the province of
            Catamarca, for a total estimated amount of US$5,200,000. The contract will expire with the completion of harvest in 2020. Promas
            S.A. will receive 80% of olives production, with a guaranteed minimum, ranging from 600 tons at the beginning of the term to 4,160 tons at the end of the contract term.

            In addition, on March 5, 2005, Promas S.A. entered into an agreement with Agropecuaria Huaycama S.A. for the processing and preservation of 400 tons of extra-virgin olive oil, for the months of March and
            April 2005. Grinding, processing and preservation price is US$50 each ton; filtering US$3.4 each ton; and fractioning US$0.05 each
            500 ml. of bottled oil, and US$0.14 each 3 lt. can. Payment term is
            30 days after the completion of the process. The agreement,

                                      F-57

            which includes oil's preservation, covered a period up to December
            31, 2005 and was already completed at year end.

            Moreover, on March 31, 2005, Promas S.A. entered into a "multure"
            agreement with Cerro Plateado S.A. for the processing of 600 tons of extra-virgin olive oil, for the months of April to June 2005. For all processes involved, the subsidiary retained 15% of the total oil produced as compensation. The agreement, which includes oil's preservation, is for a period of nine months from signing date. The agreement was already completed at December 31, 2005.

b)    Sales commitments

      o     The Company has entered into certain term supply agreements through which it procures raw material and provides industrial services to
            Danone.

      o     The Company has agreed to meet export commitments for the period from January through May 2006 of powdered milk, butter, fluid milk and whey for a total of approximately 9,300 tons with an estimated contract value of US$18,200,000.

      o     The Company has entered into agreements with various national and provincial public agencies for the sale of approximately 2,500 tons of powdered and fluid milk with an estimated contract value of
            20,700.

c)    Pre-export facility

      On December 20, 2004, the Company signed an agreement with Crecera Finance
      Company LLC, a financial institution based in San Francisco, United
      States, which provides a committed pre-export facility of US$5 million, valid until December 2006. The Company has not drawn against this credit facility through December 31, 2005.

NOTE 10 - ALTERNATIVE MINIMUM INCOME TAX

The alternative minimum income tax was established by Law N(degree) 25,063 initially for a period of ten fiscal years. This tax, which was subsequently modified by the Competitiveness Program enacted by Decrees N(degree) 1,054/01 and 1,185/01 up to December 31, 2002, is complementary to regular income tax, since while regular income tax is calculated based on taxable income, alternative minimum income tax is calculated based on the potential gain derived from certain productive assets at a rate of 1%, the Company's income tax liability being the higher amount. However, when alternative minimum income tax for a fiscal year exceeds regular income tax, the excess can be utilized as credit for any excess of the regular income tax over alternative minimum income tax that could arise during the following ten fiscal years.

Due to the changes in the economic situation and considering income tax loss carry-forwards and the estimated future taxable income, the Company decided to recognize valuation allowance on the total amount of alternative minimum income tax.

                                      F-58

NOTE 11 - CLAIM AGAINST A FORMER COMPANY'S SUBSIDIARY

On December 30, 2004, October 6, 2005 and December 15, 2005 the Company received letters from Multitrans S.A. - aquirer of Con-Ser S.A., a subsidiary which was sold in 2000 - informing of assessments brought by the tax authorities with respect to certain activities undertaken while Mastellone Hermanos Sociedad
Anonima was still the owner of Con-Ser S.A. The Company has agreed with
Multitrans S.A. to work together to contest such claims, and prepare the documents that would evidence the wrongful criteria used by the tax authorities in determining the referred assessments.

The status as of December 31, 2005 of those tax assessments is as follows:

a)    formal assessment issued by the tax authorities, appealed before the
      National Tax Court ("Tribunal Fiscal de la Nacion", an administrative court), in the total amount of 16,985 (including punitive interest of
      10,723);

b)    preliminary assessment issued by the tax authorities contested by the
      Company, whose arguments are being analyzed by such authorities, in the amount of 17,084. In case the arguments presented by the Company are rejected, punitive interest would be added in an amount estimated at
      34,916, increasing the assessment to approximately 52,000. It should be mentioned that the Company has already decided to appeal before the
      National Tax Court in case its position is rejected and a formal assessment is issued by the tax authorities.

The tax and legal counselors advising the Company in contesting the assessments and who are assisting the Company in the appeal mentioned in a) above and will assist the Company in an appeal before the National Tax Courts (if necessary), as well as the Company's Board of Directors and Management, believe that its position will result in a favorable decision for the Company from the tax authorities or in the tax courts.

NOTE 12 - TRANSACTIONS AND AGREEMENTS EXECUTED

a)    The following transactions related to Company's trademarks occurred in
      2005:

      o     Assignment of trademark Casancrem to Danone Argentina S.A. -except for certain similarly named products already being sold by
            Mastellone Hermanos Sociedad Anonima (or the Company) that will continue to be sold by the Company- at a price of US$1,000,000
            (collected in cash).

      o     Assignment of trademark SER (already shared for certain products) to
            Danone Argentina S.A., for certain new products (not currently sold by the Company or Danone Argentina) at a price of US$500,000
            (collected in cash).

                                      F-59

      o     A license for 30 years of trademark Casanto-Casancrem to Danone
            Argentina S.A. (for products not produced by the Company) for a price of US$500,000 (collected in cash).

      o     Other agreements that regulate the use of trademarks SER and
            Casancrem that the Company and Danone Argentina S.A. are and will continue to share.

      o     Agreement with Danone Argentina S.A. ratifying a previous agreement signed in 1999 for the assignment of trademark SER for waters, redefining the scope and terms of such agreement.

      The entire cash consideration totaling US$1,500,000 related to the assigment of the trademarks was credited to income in 2005 (since those trademarks do not have a carrying value). The cash consideration of US$
      500,000 received related to the licensing of trademark for 30 years was recorded as a deferred income and will be recognized in income over the entire term of the agreement.

b)    On February 23, 2005, Frigorifico Rydhans S.A. entered into an agreement with a third party for the management of one of its production lines for a period of five years, beginning on the date of starting of operations in the new line. For this line of production, performance of purchases policies, identification of markets and customers, determination of credit risks and the operating management will be in charge of a third party while control and certain final decisions will remain in hands of the subsidiary company. This project involves the line of cuts of bovine meat to be sold in the domestic market and abroad. The compensation consists of a fixed monthly amount plus variable fees, in accordance with an agreed scale. Frigorifico Rydhans S.A. has started developing transactions relating to the new activity since second quarter of 2005.

NOTE 13 - SEGMENT INFORMATION

The reporting operating segment information is based on the way that financial information prepared by the Company is organized for senior management in making operating decisions, evaluating performance and allocating resources. The comparative information on prior year on the same basis of segmentation is also presented.

                                      F-60

The Company also prepares, for internal reporting purposes, limited financial information (primarily net sales) based on its different markets, including domestic and foreign.

      a) PRIMARY SEGMENTS: BUSINESS LINES

---------------------------------------------------------------------------------------------------------------------
                                   AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005
---------------------------------------------------------------------------------------------------------------------
                                                                               BUSINESS LINES
                                                          DAIRY          MEAT       OLIVE       OTHER        TOTAL
                                                        -------------------------------------------------------------

Net sales to external customers                          1,575,388      20,937         660       2,218      1,599,203

Net intersegment sales                                         458         492       5,704                      6,654

Interest income                                              5,066                                              5,066

Interest expense                                           (53,056)         (3)        (57)                   (53,116)

Income tax loss                                                 (3)                                (39)           (42)

Extraordinary item                                          37,793                                             37,793

Net income (loss) for the year                             (31,144)       (437)     (1,721)         42        (33,260)

Assets allocated to the business lines                   1,497,206      12,957      77,108       1,023      1,588,294

Liabilities allocated to the business lines                886,089       3,315         987         402        890,793

Additions to property, plant and equipment                  29,437         864         168          42         30,511

Additions to plantations in progress                                                 5,129                      5,129

Depreciation of property, plant and equipment               97,671         329         293         207         98,500

Amortization of intangible assets                               37                                                 37

Amortization of other investments                              353                                                353

Charges not representing uses of cash (except
    amortization and depreciation, net of reversals)
                                                            21,749        (232)         94         406         22,017

Net domestic sales                                       1,390,974      18,913         660       2,218      1,412,765
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                                      F-61

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                                   AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004
---------------------------------------------------------------------------------------------------------------------
                                                                               BUSINESS LINES
                                                          DAIRY          MEAT       OLIVE       OTHER        TOTAL
                                                        -------------------------------------------------------------

Net sales                                                1,373,747       8,652         989       2,002      1,385,390

Net intersegment sales                                         309         451         166          57            983

Interest income                                              2,353                                              2,353

Interest expense                                          (117,509)        (68)        (79)                  (117,656)

Income tax loss                                                 (4)                   (182)        (93)          (279)

Extraordinary item                                         509,961                                            509,961

Net income (loss) for the year                             329,520      (2,364)     (2,275)        814        325,695

Assets allocated to the business lines                   1,508,076       8,574      73,673       1,783      1,592,106

Liabilities allocated to the business lines                904,779       3,542         407         262        908,990

Additions to property, plant and equipment                  24,389                   1,252          53         25,694

Additions to plantations in progress                                                 2,380                      2,380

Depreciation of property, plant and equipment              102,680         326         204          51        103,261

Amortization of intangible assets                               82                                                 82

Amortization of goodwill                                     3,858                                              3,858

Amortization of other investments                              336                                                336

Charges not representing uses of cash (except
    amortization and depreciation)                          19,498         746         275                     20,519

Net domestic sales                                       1,105,611       8,652         989       2,002      1,117,254
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      b) SECONDARY SEGMENTS: GEOGRAPHIC DIVISION (CLIENT BASED)

      -------------------------------------------------------------------------------------------------
                                                                GEOGRAPHIC DIVISION (CLIENT BASED)
                       INFORMATION                          -------------------------------------------
                                                             DOMESTIC
                                                              MARKET          EXPORTS           TOTAL

      Net sales for the year ended December 31, 2005         1,412,765        186,438         1,599,203

      Net sales for the year ended December 31, 2004         1,117,254        268,136         1,385,390
      -------------------------------------------------------------------------------------------------

14. SUBSEQUENT EVENTS

The Company agreed with the National Ministry of Economy and Production on
January 13, 2006, to maintain the prevailing prices for six products for a period of one year. This agreement is part of the efforts by the Argentine
National Government to manage inflation. The agreement also implies the analysis of variations in costs, already produced or those costs that will occur in the future, and its transfer to selling prices. The Board of Directors and the
Management of the Company do not foresee material effects on the financial position or the results as a consequence of the Government's policy or the execution of this agreement in particular.

                                      F-62